Exhibit 14.1

Cambridge Antibody Technology Group plc

Annual Report 2003

[GRAPHIC]

Cambridge Antibody Technology Group plc Annual Report 2003

science business science business science business science business

CAT’s world-class technology is helping to make patients healthier.

Page 06 The science

Page 10 Pipeline, partners and licensees

02	The market for human monoclonal antibodies
04	Strategic clarity
06	The science
08	Exceptional organisation
10	Pipeline, partners and licensees
12	Chairman’s statement
14	Introduction from the Chief Executive Officer
15	Review of the year
19	Financial review
24	Board of Directors
26	Senior Executives
27	Scientific Advisory Board
28	Directors’ report
29	Remuneration report
36	Corporate governance
40	Statement on Corporate and Social Responsibility (C&SR)
42	Statement of Directors’ responsibilities
43	Independent auditors’ report
44	Consolidated profit and loss account
44	Consolidated statement of total recognised gains and losses
45	Consolidated balance sheet
46	Company balance sheet
47	Consolidated cash flow statement
48	Notes to the financial statements
74	Five year summary
75	Shareholder information
76	Investor relations, Trademarks
ibc	Glossary

Working in high growth markets, harnessing the power of leading scientists to build an exceptional and cutting edge business.

Page 02 The market for human monoclonal antibodies

Page 08 Exceptional organisation

Page 04 Strategic clarity

The market for antibodies

as therapeutics is growing

and is expected to continue

to grow

(source: Reuters; Datamonitor)

The market for human monoclonal antibody drugs	[GRAPHIC]

(source: Scrip Reports; PJB Publications)

Cambridge Antibody Technology Group plc	02	Annual Report 2003

è	HUMIRA™ is the first fully human monoclonal antibody obtained by modern technologies to reach the market.

Why monoclonal antibodies?

•	Antibody-based therapeutics act by mimicking and harnessing the body’s own immune system, with the antibody molecule (a molecular format produced ‘naturally’ by the immune system) working as the drug molecule

•	Monoclonal antibodies have exquisite specificity for their target antigen which makes them potentially both efficacious and safe drugs.

Monoclonal antibodies can induce three main therapeutic effects:

•	Blocking cell activity and modulating immune function to prevent certain cell responses – useful in inflammation, allergic reactions and auto-immune disorders

•	Activating cell activity and modulating immune functions to stimulate a desired immune response

•	Delivering other therapeutic agents to specific cells and tissues.

CAT’s expertise is applied to the first two of these.

Why human monoclonal antibodies?

•	Human monoclonal antibodies are, in themselves, unlikely to cause adverse immunological responses in patients; a characteristic which undermined successful development of the great majority of murine and chimaeric antibodies in the past.

All CAT-derived antibodies are human.

9	human monoclonal antibody drugs in clinical trials have originated at CAT: more than any other company

Annual Report 2003	03	Cambridge Antibody Technology Group plc

Strategic clarity

We are investing in our

own core programmes

ê

CAT is a biopharmaceutical company with two business strands:

•	Developing proprietary products.

•	Licensing technologies and capabilities to enable others to develop products, thereby balancing risk and reward.

HUMIRA, isolated and optimised by us in collaboration with Abbott Laboratories, has been approved for marketing in the US and EU.

Its success provides an important validation of our technology and capabilities – the technology on which a further eight CAT-derived human monoclonal antibodies in clinical trials are based.

Our leading position in the field of human monoclonal antibody discovery and development is an achievement which we believe is not bettered by any other company working in the field, anywhere in the world.

Cambridge Antibody Technology Group plc	04	Annual Report 2003

Pre-clinical and clinical product candidates

[GRAPHIC]

We expect the core of CAT’s long term value to come from the products we are developing and in those in which we retain a long term economic interest:

•	By investing further in product development and by taking our products further down the pipeline before initiating out-licensing, we can retain a more significant stake in these products. We believe that this will give us a greater return in the long term.

•	We are building a broader, deeper portfolio of human monoclonal therapeutic antibody candidates. We are investing in our own core programmes – Trabio™, our anti-TGFß collaboration with Genzyme, and CAT-354.

•	We are working to expand the number of indications explored for products already in clinical development and continue to seek opportunities for acquiring or in-licensing products to build the development pipeline further.

•	We are also developing our therapeutic focus. We already have considerable experience in the areas of fibrotic diseases (through our collaboration with Genzyme), in ophthalmology (from our work in developing Trabio) and in respiratory/allergic diseases (through our work on CAT-213 and more recently on CAT-354).

Ongoing research programmes on 14 distinct molecular targets (9 CAT programmes)

•	CAT has broadly applicable technology – and choosing to focus our investment in particular development programmes gives us the freedom to license our capabilities and technologies (antibody libraries, patents, antibody product candidates) outside our areas of focus to maximise return on investment.

•	We retain our goal of building our pipeline to support rapid revenue and profit growth beyond profitability in 2008.

Annual Report 2003	05	Cambridge Antibody Technology Group plc

Our scientists have pioneered phage display1 technology and, more recently, ribosome display2 technology, and we maintain our world-leading position in these scientific areas. Our human antibody libraries now contain over 125 billion (1011) different human monoclonal antibodies – the world’s largest fully functional, commercially available libraries.

Technology

•	Our platform technologies are protected by a strong portfolio of patents and provide us with key advantages, in terms of speed, capacity and the potential for further optimising antibody candidates. Our technology processes can be automated in many areas, which allows us to screen potential antibody candidates rapidly and efficiently.

Our technologies:

•	avoid the need for immunisation in animals, which can be lengthy and uncertain in outcome

•	enable us to identify rapidly and isolate candidate antibodies in vitro – usually within days.

Our technologies enable the isolation of:

•	antibodies to a large number of target antigens simultaneously and cost-effectively

•	antibodies to toxic, non-immunogenic or immunosuppressive targets – and also those protein targets highly conserved between mice and humans

•	a broad spectrum of antibodies to each target antigen

•	antibodies of human origin, reducing the likelihood of an adverse immunological response

•	antibodies which can be further engineered, if required, to optimise potential utility as the basis for a human therapeutic product.*

(*4 CAT-derived human monoclonal antibodies in pre-clinical/clinical development at CAT’s licensees have not required optimisation)

Our technologies also enable us to:

•	optimise others’ antibodies using well-understood molecular biology, tailoring their characteristics to improve their potential as therapeutics.

The science

Cambridge Antibody Technology Group plc	06	Annual Report 2003

125 billion

(1011) different human monoclonal antibodies

[1]	The phage display technique exploits a biological characteristic of phage (viruses that infect bacterial cells; harmless to humans) that allows the expression of foreign proteins on their surface. In CAT’s case, phage particles are used to display antibody fragments. Antibodies displayed in this way retain their ability to interact normally with other molecules.

[2]	Ribosome display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within cells, to display functional antibody proteins – the need for phage particles and bacteria to generate antibodies is not necessary.

CAT’s technology innovation rated higher than its competitors by pharmaceutical companies in independent research

(source: SAI Healthcare)

ê

We have created a human immune system in a test tube

•	HUMIRA’s success validates our technology – the technology on which a further eight CAT-derived human monoclonal antibodies in clinical trials are based. This leading position in the field of human monoclonal antibody discovery and development is not bettered by any other company working in the field, anywhere in the world.

Annual Report 2003	07	Cambridge Antibody Technology Group plc

CAT’s ‘quality of staff’ rated higher than its competitors by pharmaceutical companies

Exceptional organisation	157 patents	[GRAPHIC]

Cambridge Antibody Technology Group plc	08	Annual Report 2003

•	An established biopharmaceutical business with exceptional staff and a strong, experienced management team.

•	CAT’s ‘quality of staff’ rated higher than its competitors by pharmaceutical companies in independent research.

(source: SAI Healthcare)

•	During the year, ten posters were accepted for presentation and we were invited to provide expert opinion at over 30 conferences. In addition, senior members of CAT’s staff sit on a number of expert advisory panels.

•	Within our organisation are many years of embedded knowledge and the ‘knowhow’ needed to get the best out of our platform technologies. Many of the Company’s scientists have contributed to the 157 patents granted to CAT since the Company was formed 13 years ago.

•	There is a strong culture of collaboration and sharing ideas within the Company and we are driven by the aspiration to excel in all that we do. In 2003 CAT was rated as one of the top 50 Best Places To Work in the UK.

(source: Financial Times)

•	To complement our internal team, we work with a number of carefully selected external experts. We use expert panels to guide our clinical development programmes, and value the significant contributions made by our Scientific Advisory Board, all of whom are leaders in their fields. For example, during the year we assembled leading experts in asthma to advise us on the development of our products in that area.

Annual Report 2003	09	Cambridge Antibody Technology Group plc

Pipeline progress

Number	0	2	4	6	8	10	12	14

March 1997	[GRAPHIC]
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March 2000	[GRAPHIC]
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September 2003	[GRAPHIC]
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[GRAPHIC] Ongoing research programmes

[GRAPHIC] Pre-clinical candidates

[GRAPHIC] Clinical candidates

[GRAPHIC] Marketed products

Co-development partners	Product/library licensees	Patent licensees
[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
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Pipeline status

Product candidate	Partner/licensee
Trabio™ (lerdelimumab)	—
CAT-213 (bertilimumab)	—
CAT-354	—
CAT-192 (metelimumab)	Genzyme
GC-1008	Genzyme
HUMIRA™ (adalimumab)	Abbott
HUMIRA	Abbott
HUMIRA	Abbott
HUMIRA	Abbott
HUMIRA	Abbott
HUMIRA	Abbott
ABT-874	Abbott
LymphoStat-B™	HGSI
LymphoStat-B	HGSI
TRAIL-R1 mAb	HGSI
TRAIL-R2 mAb	HGSI
ABthrax™	HGSI
Undisclosed	Undisclosed
Undisclosed	Undisclosed
Undisclosed	Undisclosed

Pipeline, partners

and licensees

Cambridge Antibody Technology Group plc	10	Annual Report 2003

Product candidate	Target	Disease	Pre-clinical	Phase I	Phase II	Phase III	Marketed
Trabio™ (lerdelimumab)	TGFß2	Scarring post glaucoma surgery	[GRAPHIC]
CAT-213 (bertilimumab)	Eotaxin1	Allergic disorders	[GRAPHIC]
CAT-354	IL13	Asthma	[GRAPHIC]
CAT-192 (metelimumab)	TGFß1	Scleroderma	[GRAPHIC]
GC-1008	TGFß	Idiopathic pulmonary fibrosis	[GRAPHIC]
HUMIRA™ (adalimumab)	TNFa	Rheumatoid arthritis	[GRAPHIC]
HUMIRA	TNFa	Juvenile rheumatoid arthritis	[GRAPHIC]
HUMIRA	TNFa	Crohn’s disease	[GRAPHIC]
HUMIRA	TNFa	Psoriatic arthritis	[GRAPHIC]
HUMIRA	TNFa	Ankylosing spondylitis	[GRAPHIC]
HUMIRA	TNFa	Chronic plaque psoriasis	[GRAPHIC]
ABT-874	IL12	Autoimmune diseases	[GRAPHIC]
LymphoStat-B™	BLyS	Systemic lupus erythematosus	[GRAPHIC]
LymphoStat-B	BLyS	Rheumatoid arthritis	[GRAPHIC]
TRAIL-R1 mAb	TRAIL-R1	Certain types of cancer	[GRAPHIC]
TRAIL-R2 mAb	TRAIL-R2	Certain types of cancer	[GRAPHIC]
ABthrax™	Anthrax Protective Antigen	Anthrax	[GRAPHIC]
Undisclosed	Undisclosed	Undisclosed	[GRAPHIC]
Undisclosed	Undisclosed	Undisclosed	[GRAPHIC]
Undisclosed	Undisclosed	Undisclosed	[GRAPHIC]

[GRAPHIC] [GRAPHIC]	CAT programmes Licensed programmes

Annual Report 2003	11	Cambridge Antibody Technology Group plc

[GRAPHIC]

Professor Peter Garland

Chairman

This has been a highly significant year for CAT, with the approval of HUMIRA, the first CAT-derived drug, for marketing as a treatment for rheumatoid arthritis (RA) in the US and the European Union. Approval of the first product is a critical milestone in the development of any biopharmaceutical company and especially for CAT, where HUMIRA is both the first of a new generation of human monoclonal antibody drugs, and likely to be a blockbuster. There are now eight further human antibody product candidates from CAT’s technology in clinical development – with more to come – a demonstration of CAT’s strength.

The success of HUMIRA is clearly tainted for us by the fact that Abbott has chosen to contest the level of royalties due to CAT. The announcement of this dispute with Abbott coincided with our plan to merge with Oxford GlycoSciences which was ultimately unsuccessful.

Notwithstanding these disappointments, CAT has made substantial progress during the year towards its goals. The core of the Company’s value will be in products in which we invest and in which we have a substantial long term interest. Of these, Trabio is in Phase III clinical trials, we have announced a significant enhancement of our alliance with Genzyme in the area of TGFß antagonism and, in CAT-354, we have a major new opportunity in asthma and possibly other indications.

There has also been significant progress with the other clinical drug candidates, with a number moving into the next stage of clinical development at our licensees. We remain focussed on developing CAT’s product candidate pipeline and building on our leading position as the company originating the most human monoclonal antibodies in clinical development.

During the year we were pleased to welcome two new Non-Executive Directors to the Board, Dr Peter Ringrose and Åke Stavling. Peter Ringrose is an eminent scientist, having successfully led research and development organisations at the pinnacle of the pharmaceutical industry, and has recently been appointed as Chairman of the Biotechnology and Biological Sciences Research Council. Åke Stavling has extensive senior management experience covering finance and the pharmaceutical industry, and was Chief Financial Officer of Astra AB. He succeeds Dr Jim Foght, who retired from CAT’s Board at the AGM in February, as Chairman of the Audit Committee.

I would like to thank Dr Kevin Johnson, who resigned from his position as Chief Technology Officer and from CAT’s Board in June of this year following the conclusion of the development project for the application of monoclonal antibodies on microarrays. Kevin joined CAT in 1990 and was responsible for the development of CAT’s technology platforms from that time. Kevin made an enormous contribution to CAT during the last 13 years and we wish him every success in his future endeavours.

Chairman’s statement

Cambridge Antibody Technology Group plc	12	Annual Report 2003

It has been my intention to retire on reaching three score years and ten. That event is due at the end of next January. I will therefore retire from the Board as of the AGM on 30 January 2004. I have been on the Board of CAT since its formation in 1990 and Chairman since 1995. I have had the privilege and pleasure of working with my many colleagues in the building of an exceptional company, outstanding in its field. I am delighted to be succeeded by Dr Paul Nicholson, who will take over as Chairman after the AGM. Paul has been on our Board since 1999 and is currently Senior Independent Director. He will bring considerable talent, vision and experience to the Chair. I wish him, and the Company, every success. Finally, I wish to express my deep gratitude to all my colleagues at CAT, our advisors and our shareholders for their support during my term as Chairman.

Peter Garland

Chairman

[GRAPHIC]

Paul Nicholson

Chairman Designate

Statement from the Chairman Designate

I am honoured to follow Peter Garland as Chairman of CAT.

CAT is a company with a strong scientific foundation, broadly applicable technology and a clear vision for its future evolution as a major biopharmaceutical company.

We expect substantial value to be created, not only from the development and marketing of our own products, but also from licensing our technology and skills to others, helping to balance the risks and rewards of our business.

There is a rapidly growing market for antibody therapeutics in which we intend to participate actively and to be amongst those leading expansion in the industry.

CAT is committed to operating at the highest standards, whether they be ethical, scientific or of corporate governance.

I look forward to chairing the Board as CAT strives to meet its ambitious goals.

Paul Nicholson

Chairman Designate

Annual Report 2003	13	Cambridge Antibody Technology Group plc

[GRAPHIC]

Peter Chambré

Chief Executive Officer

In my first full year at CAT the Company has set clear goals for the next five years of achieving profitability with a substantially enhanced pipeline of CAT drugs in development. During the year we have made good progress towards the goals. Critically the launch of HUMIRA in the US and EU has provided an important validation of our technologies and capabilities, and indeed of fully human monoclonal antibodies as a new drug class. There are three CAT products in clinical development, and we expect that our partner, Genzyme, will file an Investigational New Drug (IND) application for the fourth before the end of the year.

We expect that the core of CAT’s future value will come from products which we develop ourselves and in which CAT has a substantial long term economic interest. We have already demonstrated progress with our strategy to build a broader, deeper portfolio of human monoclonal therapeutic antibody candidates and continue to invest significantly in our core proprietary programmes. During the year, Trabio has progressed in three clinical trials involving centres in 13 countries, including the US. We have enhanced our relationship with Genzyme, and we will continue to fund fully our contribution to the key programmes in that collaboration. In the respiratory and allergy fields, we have seen early promise in our CAT-354 programme and have decided to seek a partner for the continuing development of CAT-213.

There is a continuing stream of opportunities from our drug discovery ‘engine’, and we have progressed a number of early stage projects currently at discovery stage.

There has also been strong progress in our licensing business. Here our aim is to licence our technology and capability broadly to others, in return for a share in the products they are developing outside our core areas of focus. During the year this has been successful, and licensing agreements have been agreed with eight companies.

Peter Chambré

Chief Executive Officer

Introduction from the

Chief Executive Officer

Cambridge Antibody Technology Group plc	14	Annual Report 2003

Product development

The pipeline of CAT-derived human monoclonal antibody product candidates continues to expand, with three CAT products in clinical development and two further product candidates in pre-clinical development. At CAT’s licensees there are six CAT-derived products in various stages of clinical development and a further three in pre-clinical development. In addition, there are ongoing research programmes at CAT involving 14 distinct molecular targets.

Genzyme alliance

In September 2003, CAT and Genzyme announced a significant strengthening and enhancement of their broad strategic alliance for the development and commercialisation of human monoclonal antibodies directed against TGFß. The partners’ intention is to develop products in multiple indications in this exciting field. The first of these, CAT-192, is in clinical development for scleroderma and we plan to submit an IND for the second, GC1008, for the treatment of idiopathic pulmonary fibrosis by the end of 2003.

Under an amended collaboration agreement, CAT, through its wholly-owned subsidiary Aptein, has increased its commitment to the programme by agreeing to fund 50% of programme costs through to early 2006. CAT will receive an additional credit in the formula by which profits arising from the programme are apportioned between the parties, which significantly enhances CAT’s position with respect to its share of profits from the programme. The agreement also amended the rights of the parties in the event of a ‘change of control’, giving the party not subject to the change of control the right to purchase the other’s interest in the programme for fair value.

Separately, Genzyme has made a further equity investment in CAT of approximately £22.9 million through a subscription in cash for 4.3 million shares. Following this subscription, Genzyme now holds approximately 11% of the enlarged issued share capital of CAT.

CAT product candidates

There are three ongoing clinical trials of Trabio™ (lerdelimumab, CAT-152), a human anti-TGFß2 monoclonal antibody with anti-scarring effects being developed for improving outcomes in glaucoma filtration surgery (trabeculectomy).

Review of the year

Annual Report 2003	15	Cambridge Antibody Technology Group plc

In June 2003, CAT announced the completion of enrolment in the Phase II/III European clinical trial of Trabio, with 344 patients undergoing first time trabeculectomy enrolled at major eye hospitals in six countries. Data from this trial are expected to be available towards the end of 2004 when all patients will have completed at least one year of follow-up post surgery.

In the International Phase III clinical trial in patients undergoing trabeculectomy, patient enrolment is nearing completion. This trial is being carried out in major eye hospitals in six European countries and South Africa. Data from this trial are expected in early 2005.

Following the Company’s first successful IND application and regulatory clearance from the FDA at the end of 2002, a clinical trial of Trabio has been initiated in the US. The trial is a head-to-head comparison of Trabio with 5-Flurouracil (5-FU) in patients undergoing trabeculectomy. Patient recruitment in this trial is ongoing.

In May 2003, three-year follow-up results of an earlier trial of Trabio, the Phase I/IIa clinical trial of Trabio in patients undergoing trabeculectomy, were presented at the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO). The results show a clinically significant benefit in the outcome of surgery in patients treated with Trabio. Additionally, there were no significant long term safety issues observed.

Having held initial discussions with a number of potential marketing partners for Trabio, it is now more likely that CAT will wait until the results of the European Phase III clinical trial are available before bringing in a partner.

In the Phase I/II clinical trial of CAT-192 (metelimumab), a human anti-TGFß1 monoclonal antibody being developed with Genzyme as a potential treatment for diffuse systemic sclerosis, patient recruitment was completed early in 2003. 45 Patients in five countries were recruited to the trial, which is being conducted by Genzyme, and data are expected to be made available in early 2004.

GC-1008 is a pan-specific human anti-TGFß monoclonal antibody, one of the GC-1000 series of human monoclonal antibodies against TGFß that are being developed by CAT and Genzyme. It is currently in pre-clinical studies and it is expected that an IND application will be filed towards the end of the fourth quarter of 2003 for a clinical trial in the US in idiopathic pulmonary fibrosis.

CAT-213 (bertilimumab) is a human anti-eotaxin1 monoclonal antibody which CAT has been evaluating as a treatment for severe allergic disorders. During the year a Phase I/IIa allergen challenge study of a topically applied single dose of CAT-213 in patients with allergic conjunctivitis was carried out. The results showed CAT-213 to be safe and well tolerated, however, there was no effect on symptoms. Analysis has shown that the allergen challenge did not provoke a large enough late phase response involving eosinophils, thus denying the opportunity to show an effect of CAT-213.

Data from a non-interventional study of the effects of CAT-213 on sputum from asthmatic sufferers, carried out separately, suggest a possible role for CAT-213 as a treatment for severe and unstable asthma. These results add to those obtained from the single-dose Phase I/IIa allergic rhinitis challenge study carried out in 2002 which showed that CAT-213 had a significant positive effect upon nasal patency and reduced the numbers of tissue eosinophils and mast cells associated with nasal allergen challenge. Following an internal review of its product development portfolio, and specifically the opportunities in asthma, CAT has commenced the process of partnering CAT-213.

CAT-354, a human anti-IL13 monoclonal antibody derived from CAT’s proprietary research programmes and optimised using ribosome display, has commenced pre-clinical development. It is being developed as a potential treatment for asthma and also, possibly, for other indications. Subject to the achievement of pre-clinical milestones it is expected that CAT-354 will enter clinical development by the end of 2004.

Licensed product candidates:

HUMIRA™

HUMIRA (adalimumab), a human anti-TNFa monoclonal antibody, has become the first CAT-derived antibody to receive approval for marketing and the first human monoclonal antibody approved anywhere in the world for the treatment of RA. It was isolated and optimised by CAT in collaboration with Abbott Laboratories.

On 31 December 2002, Abbott Laboratories announced that it had received US Food and Drug Administration (FDA) approval to market HUMIRA in the US as a treatment for RA. On 16 April 2003 Abbott received marketing approval for HUMIRA in Switzerland and on 10 September Abbott announced that it had received approval from the European Commission to market HUMIRA for the treatment of adult RA in the European Union (EU). HUMIRA is now being marketed in the US, the UK and Germany. Abbott reported global sales of HUMIRA of $161 million in the first nine months of 2003, and has stated global sales expectations of over $250 million for 2003, over $500 million in 2004 and peak sales of over $1 billion in RA alone, excluding the potential of the other indications in development.

Cambridge Antibody Technology Group plc	16	Annual Report 2003

During the year, Abbott announced the expansion of its HUMIRA programme. Phase III clinical trials are now underway in psoriatic arthritis, juvenile rheumatoid arthritis, Crohn’s disease and ankylosing spondylitis, and a Phase II clinical trial in patients with chronic plaque psoriasis continues.

CAT receives royalties on the sales of HUMIRA and received its first payment in October 2003. This payment represented Abbott’s calculation of the royalties due to CAT on HUMIRA sales in the six month period ended 30 June 2003.

CAT’s entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott, CAT has commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London.

Other licensed product candidates

During the year there has been significant progress in CAT’s collaboration with Human Genome Sciences, Inc (HGSI), with four CAT-derived antibodies being developed by HGSI now in clinical trials.

In April 2003, HGSI announced that LymphoStat-B™ (belimumab) had received Fast Track Product Designation from the US FDA for the treatment of systemic lupus erythematosus (SLE) and reported positive results from the Phase I clinical trial which showed LymphoStat-B to be safe and biologically active in patients with SLE. In September, HGSI announced that it had commenced a double-blind, placebo-controlled, multi-centre Phase II clinical trial in approximately 300 patients with SLE, designed to evaluate safety, optimal dosing and preliminary efficacy. In addition, HGSI plans to initiate a Phase II clinical trial of LymphoStat-B for the treatment of RA before the end of 2003.

TRAIL-R1 mAb is an apoptosis-inducing human monoclonal antibody that binds to TRAIL Receptor-1 (TRAIL-R1) expressed on a number of solid tumour and haematopoietic cancer cells. Phase I clinical trials, being carried out by HGSI in patients with advanced cancers, continue and HGSI expects to report results in 2004. A Phase I clinical trial in patients with multiple myeloma has also commenced.

At the annual meeting of the American Association for Cancer Research (AACR) in July 2003, HGSI presented data that demonstrated that TRAIL-R2 mAb (a human monoclonal antibody which binds to TRAIL Receptor-2 (TRAIL-R2) expressed on the surface of some types of cancer cell) induces apoptosis and has anti-tumour activity in a broad range of tumour types, both as a single agent and in combination with chemotherapy. HGSI subsequently initiated a Phase I open-label, dose-escalating study in the UK to evaluate the safety and pharmacology of TRAIL-R2 mAb in patients with advanced tumours.

In March 2003, HGSI publicised its work in developing a human anti-protective antigen monoclonal antibody, ABthrax™, and reported its effect in protecting against anthrax exposure in multiple experimental models. This antibody was isolated and developed by HGSI from antibody libraries licensed from CAT. In June 2003, HGSI announced that it had received clearance from the US FDA to begin human trials and, in August 2003, HGSI announced that it had received Fast Track Product Designation from the US FDA for ABthrax and confirmed that it had initiated a Phase I placebo-controlled, dose-escalation clinical trial in healthy adult volunteers.

ABthrax has been demonstrated to be effective in preventing the lethal effects of anthrax exposure in two relevant models and, more recently, has been demonstrated to be effective in protecting against the lethal effects of anthrax when administered at different time points following spore challenge. According to the guidelines of the US Bioterrorism Act, clinical trials will be required to establish safety, tolerability and pharmacology, but not efficacy, in man. HGSI has stated that large-scale development and manufacture of ABthrax is dependent on US government funding.

In May 2003, Abbott announced development progress with ABT-874 (formerly J695), a human anti-IL12 monoclonal antibody isolated and optimised by CAT in collaboration with Abbott and licensed by CAT to Abbott under the same 1995 agreement between CAT and Knoll Aktiengesellschaft as HUMIRA. Abbott discussed promising Phase II Crohn’s disease data for ABT-874, and announced plans for a Phase II study in multiple sclerosis in the first half of 2004.

Annual Report 2003	17	Cambridge Antibody Technology Group plc

There are three product candidates at pre-clinical development stage at CAT’s collaborators.

Discovery stage programmes

There are ongoing research programmes to 14 distinct molecular targets at CAT. Over half of these programmes are funded or co-funded by CAT, including co-development programmes with Amgen, Amrad and Elan.

Intellectual property

During December 2002 and January 2003 CAT successfully resolved all principal patent litigation. Patent disputes with MorphoSys and Crucell were settled with agreements that give CAT a stake in the future success of these companies, as well as putting an end to the distraction caused by litigation.

Also in December, CAT entered into a cross-licensing arrangement with XOMA for antibody-related technologies.

Following two agreements with Dyax Corporation in January and September, CAT and Dyax have agreed to expand Dyax’s access and freedom to operate under CAT’s phage display patents and, as a result, removed CAT’s obligations to pay royalties to Dyax on all antibody products CAT may develop.

In July 2003, CAT granted a licence in respect of its phage display patents to Affimed Therapeutics AG. CAT received an upfront fee, and will receive milestone and royalty payments on any products developed by Affimed and its collaborators.

In September 2003, CAT, Micromet AG and Enzon Pharmaceuticals, Inc. announced a non-exclusive cross-licence agreement, under which all three parties obtained substantial freedom to conduct research under certain of each others’ intellectual property, as well as the right to develop a defined number of therapeutic and diagnostic antibody-based products. CAT obtained expanded access to Micromet’s and Enzon’s joint patent estate in the field of single-chain antibody technology and both Micromet and Enzon gained rights to intellectual property in antibody phage display controlled by CAT. In addition to the cross-licensing of intellectual property under this agreement, Enzon and CAT both agreed to withdraw their pending oppositions to each others’ European patents in the area of diabodies.

Also in September 2003, CAT announced the grant of a non-exclusive patent licence to Micromet AG for the development and commercialisation of its proprietary human therapeutic antibody candidate MT201.

Operations

In December 2002, CAT completed its relocation to new, purpose-built laboratories and offices at Granta Park, Cambridge, UK.

CAT employed 279 staff at 30 September 2003 (293 at 30 September 2002).

Oxford GlycoSciences

In January 2003, CAT and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger between the two companies by way of a share for share exchange. CAT shareholders subsequently approved the merger at an EGM held in February. However, a decline in CAT’s share price, particularly after the announcement of the dispute with Abbott over the level of HUMIRA royalties, depressed the value of CAT’s offer. A competing cash offer made to OGS shareholders by Celltech Group plc subsequently became unconditional and CAT’s offer lapsed.

Antibody microarrays

In November 2002, CAT announced its intention to seek independent financing for its development of the application of antibodies on microarrays for personalised medicine, as this fell outside CAT’s focus on therapeutic antibodies. In the event it was not possible to procure finance for this activity. As a result all development activity at CAT was terminated in the summer.

Management

In July 2003, Dr Richard Mason was promoted to the post of VP Business Development and became a member of CAT’s Executive Group. Richard is now leading CAT’s business development opportunities going forward and succeeded Jason Avery who resigned from the Company. In October 2003, Catherine Connolly was appointed to the post of VP Human Resources (HR) and also took up a position on CAT’s Executive Group.

Cambridge Antibody Technology Group plc	18	Annual Report 2003

The following review is based on the Group’s consolidated financial statements which are prepared under UK Generally Acceptable Accounting Principles (GAAP). A summary of the significant differences between UK and US GAAP is given below and more detailed information is provided in note 28 of the financial statements.

Results of operations Years ended 30 September 2003, 2002 and 2001

Revenues, consisting of licence fees, contract research fees and technical and clinical milestone payments, decreased by 8% to £8.7 million in the 2003 financial year from £9.5 million in the 2002 financial year which had increased from £7.1 million in the 2001 financial year.

The decrease in revenue from the 2002 financial year to the 2003 financial year was primarily as a result of the reductions in activity levels on research collaborations reflecting the recent weak market in this area between biotechnology and major pharmaceutical companies. Contract research fees fell by £1.7 million from the 2002 financial year to the 2003 financial year. Against this, revenues arising from milestone payments and licences increased by £1.6 million as CAT granted new licences in the year, as well as CAT’s collaborators continuing to utilise the libraries they had licensed from CAT in previous years.

Revenue arising from clinical milestone payments increased from £1.4 million in the 2002 financial year to £1.8 million in the 2003 financial year. HGSI received clearance to begin Phase I trials for both ABthrax and TRAIL-R2 mAb during the 2003 financial year triggering milestone payments for each. A clinical milestone payment was received from Abbott during the third quarter of the 2003 financial year following product licence approval of HUMIRA in Switzerland. During the 2002 financial year clinical milestone payments were received from HGSI with the initiation of Phase I clinical trials on LymphoStat-B and TRAIL-R1 mAb. All of the above clinical milestone payments have been recognised in full as revenue under the Group’s accounting policy.

Technical milestone payments increased from £0.04 million in the 2002 financial year to £0.2 million in the 2003 financial year. Technical milestone payments of £0.2 million were received from Pfizer during the 2003 financial year. A technical performance milestone payment was received during the 2002 financial year under a collaboration arrangement. The above technical milestone payments have been recognised in full as revenue under the Group’s accounting policy.

Financial review

Annual Report 2003	19	Cambridge Antibody Technology Group plc

Revenues recognised from licence fees increased from £1.7 million for the 2002 financial year to £2.6 million in the 2003 financial year. The library licences granted to Chugai in September 2002 and Merck in October 2002 both came into effect during the 2003 financial year on completion of the successful transfer of CAT’s technology, accounting for the majority of this increase. In December 2002, CAT entered into agreements with Crucell and MorphoSys. Licence fees have been recognised during the 2003 financial year regarding both these agreements. CAT received licence fees following the grant of five exclusive product licences during the 2002 financial year. Three were to HGSI, for TRAIL-R1 mAb, TRAIL-R2 mAb and ABthrax. In addition, licences for undisclosed targets were granted to Amgen and Wyeth Research. Revenues derived from licence payments have been deferred and are being spread over the licence term or the period to expiration of the relevant patents. Therefore, in addition to revenues being recognised from the new licence agreements in each financial year, revenue is also realised on licence fees released from deferred income brought forward at the beginning of each financial year.

Contract research fees decreased from £5.6 million in the 2002 financial year to £3.9 million in the 2003 financial year. Through both financial years, contract research fees were recognised from ongoing collaborations with HGSI, Pfizer, Wyeth Research and Merck. The research collaboration with HGSI concluded in March 2003 when the planned three year term expired. The three year term of the research collaboration with Pfizer expired in December 2002. In January 2003, it was agreed with Pfizer that the term of the research contract be extended by nine months to 30 September 2003. Since then both parties agreed to extend the agreement by a further two months to 30 November 2003.

Other revenues of £0.2 million were received in the 2003 financial year as compared to £0.8 million in 2002. During the 2002 financial year revenue of £0.7 million was recognised under an agreement with Drug Royalty Corporation (DRC) as compared to nil in the 2003 financial year. Under the agreement, the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. This obligation was bought out during the 2002 financial year resulting in the remaining balance of deferred income of £0.6 million being released and recognised as revenue.

The increase in revenue from the 2001 financial year to the 2002 financial year resulted primarily from an increase in milestone payments. Milestone payments increased from nil during the 2001 financial year to £1.4 million in the 2002 financial year with the receipt of two clinical milestone payments from HGSI as identified above. Revenues recognised from licence fees increased from £1.6 million for the 2001 financial year to £1.7 million for the 2002 financial year. CAT received non-recurring licence fees following the grant of five exclusive product licences as detailed above. During the 2001 financial year one non-recurring licence fee was received pursuant to CAT’s collaborative arrangement with Amgen. These revenues have been deferred and are being spread over the shorter of the licence term or the period to expiration of the relevant patents. Contract research fees increased from £5.4 million in the 2001 financial year to £5.6 million in the 2002 financial year. The increase resulted from increased activity on CAT’s collaborative arrangement with Pfizer, fees being recognised from the new collaborative arrangement entered into with Merck at the beginning of the 2002 financial year, offset by a reduction in activity with Wyeth Research following the completion of the functional genomics element of that agreement. Other revenue increased from £0.1 million in the 2001 financial year to £0.8 million in the 2002 financial year due to the release of all deferred income regarding the DRC agreement as detailed above.

CAT’s direct costs are typically payable as a proportion of certain types of its revenues, such as royalties payable to third parties. Direct costs were £0.7 million in the 2003 financial year, £0.1 million in 2002 and £0.4 million in the 2001 financial year. Direct costs in the 2003 and 2002 financial years included agency fees incurred in obtaining new contracts. In addition, in the 2003 financial year, direct costs included an amount payable to The Scripps Research Institute and Stratagene following CAT’s settlement of all pending litigation with MorphoSys. Substantially all of the direct costs reported in the 2001 financial year were DRC’s share of revenues which have not been incurred in the following years due to the termination of this agreement. In future periods, when CAT receives royalties on product sales under its various licences and collaboration agreements, direct costs will also include royalties payable to the Medical Research Council and other licensors.

Operating expenses for the 2003 financial year were £54.2 million compared to £47.5 million (£39.6 million excluding DRC transaction costs) in the 2002 financial year and £27.8 million in the 2001 financial year. The increase reflects, in particular, the continuing increase in activity on clinical trials.

Cambridge Antibody Technology Group plc	20	Annual Report 2003

Research and development expenses increased to £45.0 million in the 2003 financial year from £31.3 million in the 2002 financial year and £21.4 million in the 2001 financial year. External development costs rose from £4.4 million in the 2001 financial year to £8.3 million in 2002 to £15.2 million in the 2003 financial year. The increases reflect a significant rise in spend on clinical trials over the last two years, on CAT-funded programmes, particularly Trabio, and on CAT’s co-funded collaboration with Genzyme. The combined external development costs for Trabio and the Genzyme programme were £12.8 million, £6.6 million and £2.4 million for the 2003, 2002 and 2001 financial years respectively. Research and development staff numbers increased from 165 at the start of the 2001 financial year to 232 at the end of the 2003 financial year. Staff costs and spend on laboratory and general supplies rose in line with this growth in staff numbers. Research and development expenditures in the 2003 financial year include the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

General and administrative expenses decreased to £9.2 million in the 2003 financial year from £16.2 million, (£8.3 million excluding the DRC transaction costs) in the 2002 financial year which was an increase from £6.4 million in the 2001 financial year. For the 2003 financial year, general and administrative expenses include £0.6 million of costs incurred relating to the offer made for OGS (comparative periods: none). This comprised costs incurred of £1.7 million offset by a break fee of £1.1 million received from OGS. Included in the 2002 financial year were £7.9 million of costs incurred with regard to the two DRC transactions entered into during that year (comparative years: none). CAT made a bid for DRC in January 2002, however a competing offer was subsequently accepted. Following acceptance of the competing offer, CAT bought out its obligation to DRC for £6.1 million with the issue of 463,818 CAT shares to DRC. The professional fees incurred in CAT’s bid and buy-back were £1.8 million. Other general and administrative expenses include fees relating to patent litigation of £0.9 million in the 2003 financial year compared to £1.9 million in the 2002 financial year and £2.0 million in the 2001 financial year. The reduction in these costs in the 2003 financial year results from the successful resolution of all principal outstanding patent litigation in the first quarter of the financial year. The remaining increases in general and administrative costs in the 2003 and 2002 financial years were primarily caused by costs associated with increased personnel, (from 26 employees at the start of the 2001 financial year to 47 employees at the end of 2003 financial year), larger facilities and more complex operations.

Due to the nature of CAT’s business, its staff are a key resource and represent a significant proportion of operating expenses. Staff numbers decreased during the 2003 financial year from 293 to 279 (the average during the year was 296) and increased during the 2002 financial year from 247 to 293 (the average during the year was 274) and in the 2001 financial year from 191 to 247 (the average during the year was 224). The charge for the cost of shares to be allocated under employee share schemes was £0.5 million in the 2003 financial year compared to £0.6 million in the 2002 financial year compared to £0.4 million in the 2001 financial year.

Total depreciation costs, the majority of which are included within research and development expenses, increased from £2.1 million in the 2001 financial year to £2.6 million in the 2002 financial year and to £3.0 million in the 2003 financial year. This reflected a substantial investment in fixed assets in recent years, particularly the fitting out and equipping of the Franklin Building during the 2001 financial year and the Milstein Building during the 2002 financial year. The total cost of the fit out of the Milstein and Franklin buildings was £6.7 million. Amortisation expenses, included within research and development expenses, amounted to £1.1 million in the 2003 financial year, £0.9 million in the 2002 financial year and £0.4 million in the 2001 financial year. Amortisation of the Aptein patents was £0.4 million in all three of the above financial years. Amortisation of the Incyte licence purchased during the 2002 financial year was £0.7 million in the 2003 financial year and £0.5 million in the 2002 financial year.

Net interest income fell to £4.4 million in the 2003 financial year from £6.4 million in the 2002 financial year from £9.3 million in the 2001 financial year. Average balances of cash and liquid resources decreased during the 2003 and 2002 financial years as cash was consumed by operating activities which, alongside lower prevailing rates of interest, resulted in reduced interest income. In the 2001 financial year, cash and liquid resources increased due to an ordinary share issue in October 2000 to Genzyme as part of a corporate agreement. This resulted in increased interest income during the 2001 financial year. CAT established a finance leasing facility during the 2003 financial year which resulted in interest payments of £0.06 million in the year (comparative periods: none).

The Group submitted one claim in the 2003 financial year and two claims in the 2002 financial year under the research and development tax credit scheme for Small and Medium sized Enterprises in the UK. The scheme was operative from the 1 April 2000. The Group chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of £0.9 million was made for the 2000 financial year, £2.6 million for the 2001 financial year and £3.1 million for the 2002 financial year. The Group no longer qualifies as a Small and Medium sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of £0.6 million was withheld on the licence payments received from Chugai during the year.

Annual Report 2003	21	Cambridge Antibody Technology Group plc

Liquidity and capital resources

During the 2003, 2002 and 2001 financial years, CAT’s net cash used by operating activities was £35.8 million, £26.8 million and £19.2 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortisation and other non-cash movements. In the 2003 and 2002 financial years operating losses were also offset by increases in creditors. In the 2003 financial year this was due to increases in deferred income resulting from licence income received from Chugai and Merck during the year to be recognised as revenue in future periods. In the 2002 financial year the increase in creditors arose as a result of higher trade creditor balances. This was due to the invoice for the second payment on the Incyte licence being received in September 2002.

A clinical milestone payment was received from Abbott during the 2003 financial year following US FDA approval of HUMIRA. This has not been recognised as revenue in the period as it is creditable against future royalties receivable from Abbott.

CAT received £5.7 million research and development tax credit during the 2003 financial year and £0.9 million during the 2002 financial year. The credit received in the 2003 financial year was based on the claims for the 2002 and 2001 financial years, the credit received in the 2002 financial year was based on the claim for the 2000 financial year. No similar tax credits were received in the 2001 financial year.

CAT made capital expenditures of £8.1 million, £10.0 million and £3.5 million in the 2003, 2002 and 2001 financial years, respectively. CAT’s capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invested in office and administrative facilities. Approximately half the increase in capital expenditures from the 2001 to 2002 financial year was due to the fit out of the Milstein Building situated on Granta Park. The Milstein Building comprises approximately 66,000 sq ft and was constructed specifically for CAT to lease. The remainder of the increase in capital expenditure was as a result of investment in laboratory equipment made during the 2002 financial year. The fall in capital expenditure from the 2002 to 2003 financial year was due to lower spend on laboratory equipment with the completion of the fit out of the Milstein Building early in the 2003 financial year.

CAT’s net cash inflows from financing activities during the 2003, 2002 and 2001 financial years were £11.7 million, £1.4 million and £15.4 million respectively, in each case primarily resulting from the issue of ordinary shares. In the 2003 financial year Genzyme increased its equity stake in CAT through a subscription of £9.6 million for 1.8 million shares. The subscription for shares was the first of two tranches, the second tranche was a further 2.5 million shares with a value of £13.3 million, issued following shareholder approval at the EGM held in October 2003. No significant financing transactions were completed during the 2002 financial year. In the 2001 financial year shares were issued to Genzyme for US$20 million as part of a strategic collaboration.

As at 30 September 2003, CAT had net current assets of £101.3 million. During August 2003, CAT received 588,160 newly issued shares from MorphoSys as part of an agreement entered into in December 2002. A proportion of these shares have been recognised as a current asset investment, reflecting the amount due to The Scripps Research Institute and Stratagene. The shares are due to be transferred to The Scripps Research Institute and Stratagene in three equal tranches during the next two years. The remaining shares have been accounted for as a fixed asset investment. During the 2003 financial year CAT established a finance leasing facility under which equipment with a cost of £1.4 million has been financed. This is repayable over four years. Creditors included an amount of £1.2 million at the 30 September 2003 regarding this finance lease facility. CAT’s creditors at the end of the 2003 financial year included a total of £21.7 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in the 2002 financial year was £11.1 million.

Cambridge Antibody Technology Group plc	22	Annual Report 2003

CAT has incurred net losses of £39.2 million, £28.2 million and £11.8 million in each of the 2003, 2002 and 2001 financial years. As at 30 September 2003 CAT had an accumulated loss of £122.4 million. CAT’s losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administrative costs associated with CAT’s operations.

CAT expects to incur additional losses for a number of future years as a result of its expenditures on research and product development. This will result in substantial losses and cash outflows for several years. CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates or other aspects of its business. CAT believes it has sufficient working capital for its requirements for the 2004 financial year.

As at 30 September 2003, CAT had cash and liquid resources of approximately £107.8 million. CAT has invested funds that are surplus to its current requirements in highly liquid short term securities managed on a discretionary basis by a third party. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time would, however, reduce CAT’s interest income.

In October 2003 CAT’s shelf registration with the US Securities and Exchange Commission was declared effective. Under this registration CAT may, in future, raise up to $175 million in one or more fund raisings, the size and terms of which would be determined at the relevant time.

HUMIRA royalties CAT received the first payment of royalties on sales of HUMIRA from Abbott in October 2003, representing Abbott’s calculation of royalties due on HUMIRA sales in the six month period ended 30 June 2003. This payment has not been accounted for as revenue in the 2003 financial year. The royalty payment will be recognised as revenue in the first quarter of the 2004 financial year.

Financial outlook for 2004

Recurring revenues, representing contract research revenues and release of deferred income from licensing arrangements entered into prior to 30 September 2003, are expected to be of the order of £4 million for the 2004 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements, including extensions to existing arrangements. In addition, royalty income from Abbott in respect of HUMIRA will be recognised as revenue during the 2004 financial year.

In line with the Company’s strategy, CAT’s plans for the 2004 financial year are to continue to focus on its core development programmes, including Trabio, CAT-354 and its co-funded programmes with Genzyme. As a result, external development expenditure, including expenditure on clinical trials, is expected to rise again, leading to an overall increase in operating costs over 2003.

Capital expenditure over the year is expected to be significantly lower than last year’s level following the completion of the fit out of CAT’s new facilities at Granta Park. Total capital expenditure for the year is expected to be of the order of £1.5 million.

It is expected that CAT’s net cash outflow before financing for the current year will be up to £40 million, which net of the proceeds of the Genzyme subscription would result in a cash outflow after financing of up to £27 million.

Differences between UK and US GAAP

CAT’s consolidated financial statements are prepared in accordance with UK GAAP which differs in certain respects from US GAAP reporting requirements.

The principal differences relate to accounting for stock compensation, which results in increased operating expenses under US GAAP, and revenue recognition whereby revenues under US GAAP are higher than under UK GAAP. Additionally there was a difference between UK and US GAAP relating to the accounting for the termination of the DRC agreement during the 2002 financial year, this resulted in a reduction in operating expenses under US GAAP. More details as to the differences between UK and US GAAP are set out in note 28 to the consolidated financial statements.

Annual Report 2003	23	Cambridge Antibody Technology Group plc

CAT’s Board consists of seven independent Non-Executive Directors and three Executive Directors, each Director making an individual, specific contribution to CAT. When appointing a Director, the needs of the Company are carefully considered, ensuring that the Board retains its broad level of knowledge and experience. In addition, care is taken to ensure that the skills of the Non-Executive Directors complement those of the Executive Directors and Executive Group of senior managers, providing informed external perspectives and challenges to management decision making in each functional area.

•	Member of the Nominations Committee which is chaired by Professor Peter Garland

♦	Member of the Audit Committee which is chaired by Åke Stavling

■	Member of the Remuneration Committee which is chaired by Paul Nicholson

•	Member of the Scientific Advisory Board which is chaired by Peter Ringrose

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1 Professor Peter Garland MA MB PhD FRSE CBE (69) Non-Executive Chairman	3 John Aston MA ACA (48) Chief Financial Officer

[GRAPHIC]	[GRAPHIC]

2 Peter Chambré (48) Chief Executive Officer	4 David Glover MA MB BChir MRCP FFPM (51) Chief Medical Officer

Board of Directors

1	Peter Garland was appointed to the Board of CAT in 1990 and became Chairman in September 1995. Until 1999 he was CEO of the Institute of Cancer Research, where he continues to work as a Visiting Research Fellow. During his career he has held a number of other senior posts within academia and industry, including Professor of Biochemistry at the University of Dundee, Principal Scientist and Head of Biosciences at Unilever Research Colworth Laboratory and Director of Research at Amersham International plc. In 1999 he was awarded the CBE for his services to cancer research and biotechnology. •

2	Peter Chambré joined CAT as Chief Executive Officer in April 2002. Previously, Peter was Chief Operating Officer at Celera Genomics Group and, prior to this, held the position of CEO at Bespak PLC, the drug delivery group. Peter has considerable experience of senior management roles, both in the UK and the US, where he led these companies in their development toward the biopharmaceutical market. Peter has also held positions at Bain & Company, the strategy consultancy, and Unilever PLC. •

3	John Aston joined the Board as Finance Director in September 1996 and subsequently saw CAT through a successful flotation in March 1997. Previously, John was a Director in corporate finance with J Henry Schroder & Co Ltd. He qualified as a chartered accountant with Price Waterhouse and worked at the British Technology Group.

4	David Glover joined the Company in November 1994 as Vice President Medical Development and was promoted to the Board in July 1997. David’s pharmaceutical industry experience began in 1984 when he joined Merck Sharp and Dohme as a Clinical Research Physician, rising to Director of Medical Affairs before moving to Schering-Plough Ltd as Medical Director. He has broad expertise in drug development, regulatory affairs, clinical research and medical marketing encompassing several therapeutic areas. Prior to 1984, he held a series of hospital positions in general medicine and cardiology including a clinical research fellowship at the University of Birmingham. David also sits on the Board of Management of the Association of the British Pharmaceutical Industry (ABPI).

5	Uwe Bicker joined the Board of CAT in February 1999. He is Member of the Board of Trustees of the Aventis Foundation, Chairman of the Supervisory Board of Dade Behring Holding GmbH, and Member of the Board of the University of Marburg. He is also Chairman of the Supervisory

Cambridge Antibody Technology Group plc	24	Annual Report 2003

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

5 Professor Uwe Bicker MD PhD (58) Non-Executive Director	7 Paul Nicholson MB BS FFPM (66) Non-Executive Director, Senior Independent Director, Chairman Designate	9 Åke Stavling MSc (58) Non-Executive Director

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6 Professor Sir Aaron Klug OM FRS ScD HonFRCP HonFRCPath Nobel Laureate (1982) (77) Non-Executive Director	8 Peter Ringrose MA PhD (58) Non-Executive Director	10 John Stocker AO MB BS BMedSc PhD FRACP (58) Non-Executive Director

Board of Future Capital AG, Frankfurt and a member of the Supervisory Board of Defiens AG, Munich. Previously he was a board member of the Behringwerke AG, board member of HoechstMarionRoussel AG and a board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry and is a professor at the University of Heidelberg.♦■

6	Sir Aaron Klug has been on the Board of CAT since the Company was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of the MRC Laboratory of Molecular Biology. Sir Aaron continues to lead an MRC research group on the regulation of gene expression. He is a Foreign Associate of the US National Academy of Science and was President of the Royal Society (1995-2000). •

7	Paul Nicholson was appointed to the Board of CAT in February 1999. He is a qualified physician with extensive experience of the pharmaceutical industry. Most recently he was Senior Vice President of Worldwide Development at SmithKline Beecham. Prior to this, he held senior positions at Monsanto, Hoechst and Sterling Winthrop. Paul serves as board director for Xantos AG, Biovex Ltd, Biomedicines Inc, Matrix Therapeutics Ltd, BioScience VCT plc and CELS Ltd. He is a Member of the Novartis Science board. Paul is also currently CAT’s Senior Independent Director.•♦■

8	Peter Ringrose joined the Board of CAT in 2003. He is an eminent scientist and has successfully led research and development organisations at the pinnacle of the pharmaceutical industry. Most recently he was President of the Pharmaceutical Research Institute and Chief Scientific Officer at Bristol-Myers Squibb, responsible for the discovery, pre-clinical and clinical development of new pharmaceutical products worldwide. Previously Peter was responsible for worldwide discovery operations at Pfizer and was a board member of Pfizer UK. Prior to this, he held positions at Sandoz Research Institute and Roche. Peter has served, and continues to serve, on a number of scientific and educational advisory committees. In particular he is Chair of the Biotechnology and Biological Sciences Research Council (BBSRC) and a member of the Board of Governors of the New York Academy of Sciences. •

9	Åke Stavling joined the Board of CAT in 2003. He has extensive senior management experience covering finance and the pharmaceutical industry, most recently leading business development activities, including corporate strategy and M&A activity at AstraZeneca. Previously Åke was Chief Financial Officer of Astra and he has held senior financial positions at Ericsson and Atlas Copco.♦■

10	John Stocker was appointed to the Board of CAT in March 1995. He is Chairman of the Sigma Company Ltd. and a Director of Telstra Corporation Ltd., Nufarm Ltd. and Circadian Technologies Pty. Ltd., all of which are listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel.•

Annual Report 2003	25	Cambridge Antibody Technology Group plc

Operational management of the Company is the responsibility of the Executive Group, a committee comprising the Executive Directors and the following senior executives.

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1 Nigel Burns BSc PhD Senior Vice President Pre-Clinical Development	3 Alex Duncan MA PhD Senior Vice President Drug Discovery

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2 Catherine Connolly MA MCIPD Vice President Human Resources	4 Richard Mason BSc MBBS MRCP MBA Vice President Business Development

Senior Executives

1	Nigel Burns joined CAT in October 1997. Previously, Nigel was with British Biotech where he headed the Process Technology Division and played a significant role in developing their biotechnology-based products. Prior to this, he held scholarships at the Central Drug Research Institute, Lucknow, India and at the Californian Institute of Technology.

2	Catherine Connolly joined CAT in October 2003. Previously, Catherine was Interim HR Advisor for Simpay, a mobile phone payments company co-founded by Vodafone, T-mobile, Orange and Telefonica. Prior to this she held a number of HR positions at Mediaedge:cia, KPMG and National Westminster Bank. Catherine has an MA in law from Trinity College, Dublin and a post-graduate Diploma in HR management from Southbank University.

3	Alex Duncan joined CAT in 1994. Prior to his appointment as Senior Vice President Drug Discovery, Alex held the position of Head of Antibody Engineering. Before joining CAT, he was a Research Fellow at the University of California and, prior to that, a Lucille P Markey Visiting Fellow also at the University of California. In addition, he is an MRC graduate from the Laboratory of Molecular Biology in Cambridge.

4	Richard Mason joined CAT in 2001. Prior to his appointment as Vice President Business Development, Richard held the post of Director of Business Alliances. Previously, he gained an MBA from the University of Cambridge, after which he co-founded the health strategy consultancy, Cambridge Health Informatics. Richard graduated in Medicine from the Medical College of St. Bartholomew’s Hospital and subsequently worked for the NHS in internal medicine for five years.

Cambridge Antibody Technology Group plc	26	Annual Report 2003

Scientific Advisory Board

[GRAPHIC]	CAT’s Scientific Advisory Board assists the Company in assessing existing and potential technologies and provides expert opinion on research and development activities.

5 Diane Mellett LLB JD General Counsel and Company Secretary

5        Diane Mellett joined CAT in October 1997. Prior to this, Diane was with a US law firm, Sonnenschein. Diane previously qualified as a solicitor in London in 1986 before moving to Sonnenschein in Chicago and then later returned to become a founding member of their UK office. She is also qualified as a US attorney admitted to the Illinois Bar.

Peter Ringrose MA PhD

Chair of Scientific Advisory Board

Non-Executive Director of CAT

Dr John Stocker

AO MB BS BMedSc PhD FRACP

Non-Executive Director of CAT

Dr David Clough BSc PhD

Non-Executive Director of Fulcrum Pharma plc, UK

Professor Jon Cohen

FRCP FRCPE FRCPath FMedSci

Professor of Infectious Diseases and Dean, Brighton and Sussex Medical School, UK

Professor Sir Aaron Klug OM FRS ScD HonFRCP HonFRCPath Nobel Laureate (1982)

Non-Executive Director of CAT

Dr Gwyn Morgan BVSc PhD MRCVS

Consultant in Pathology and Toxicology

Dr Michael Neuberger FRS

Joint Head of the Division of Protein and Nucleic Acid Chemistry at the Laboratory of Molecular Biology, Cambridge, UK

Dr Hugh Pelham FRS

Head of Cell Biology at the Laboratory of Molecular Biology, Cambridge, UK

Professor Sir Keith Peters

FRS FRCP FRCPath PMedSci

Regius Professor of Physic, University of Cambridge, UK

Annual Report 2003	27	Cambridge Antibody Technology Group plc

Directors’ report

The Directors present their Annual Report on the affairs of the Group, together with the financial statements and auditors’ reports, for the year ended 30 September 2003.

Principal activities

The principal activity of the Group continues to be research, development and exploitation of products in the field of molecular engineering. A review of current operations and expected future developments is given on pages 15 to 18.

Results and dividends

The Group’s loss for the year amounted to £39,191,000 (2002: £28,207,000 loss) and will be transferred to the profit and loss reserve. The Directors do not recommend the payment of a dividend.

As the Group is primarily involved in the research and development of biopharmaceutical products which are a few years away from the market, it is unlikely that dividends will be paid for a number of years.

Share capital

Details of movements in the authorised and called up share capital of the Company are set out in note 18 to the financial statements.

Supplier payment policy

The Group’s policy is to settle terms of payment with suppliers when agreeing the terms of each transaction to ensure that suppliers are made aware of and abide by the terms of payment. The Group’s trade creditors at the year end were equivalent to 20 days of purchases (2002: 35), based on an average over the year. The Company had no trade creditors (2002: nil).

Directors

Biographies of the current Directors, all of whom served during the year are detailed on pages 24 and 25. Details of the Directors’ interests in, and options over the share capital in the Company as well as information relating to their service contracts, letters of appointment and the dates when they are required to submit themselves for re-election under the Articles of Association are given in the Remuneration Report on pages 29 to 35.

Insurance

The Company maintains liability insurance for the Directors and Officers of the Company and its subsidiaries.

Substantial shareholdings

As at 14 November 2003 the Company had been notified, in accordance with either Sections 198 to 208 of the Companies Act 1985 or Rule 8 of the City Code on Takeovers and Mergers, of the following interests in the ordinary share capital of the Company of 3% or more:

	Number of shares notified 14.11.2003		Number of shares notified 15.11.2002		Percentage of issued share capital as at 14.11.2003	Percentage of issued share capital as at 15.11.2002
Genzyme Corporation	4,607,982			(iv)	11.28	—
Wellington Management Company LLP	3,002,500			(iv)	7.35	—
Deutsche Asset Management Ltd (UK)(ii)	2,917,406			(iv)	7.14	—
OrbiMed Advisors LLC and Samuel D Islay(i)	2,752,700			(iv)	6.74	—
Human Genome Sciences	1,670,000		1,670,000		4.08	4.61
Legal and General Investment Management	1,584,689	(ii)	1,102,025		3.87	3.04
FMR Corp., Fidelity International Ltd and Edward Johnson		(v)	4,378,789	(iii)	—	12.09
Oracle Partners Inc		(v)	1,246,445	(iii)	—	3.44
Capital Group Inc		(v)	1,089,995		—	3.01

(i)	Includes separate notification by Finsbury Pharmaceutical Trust plc.

(ii)	Notified under rule 8 of the City Code on Takeovers and Mergers.

(iii)	Included interests of associated funds or funds managed.

(iv)	No interest notified.

(v)	No longer has a notifiable interest.

US shareholdings

Taking in to account shares held in the form of American Depositary Receipts, the Directors estimate that approximately 49% of the issued share capital of the Company is held by US shareholders.

Litigation

A full report on the litigation in which the Group is currently involved is given in note 27 to the Financial Statements.

Annual General Meeting

Notice of the Annual General Meeting and explanatory notes are given in a separate notice to shareholders.

Auditors

On 1 August 2003, Deloitte & Touche, the Company’s auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company’s consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of section 26(5) of the Companies Act 1989. A resolution to re-appoint Deloitte and Touche LLP as the Company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Diane Mellett

Secretary

14 November 2003

Cambridge Antibody Technology Group plc	28	Annual Report 2003

Remuneration report

Information not subject to audit

The Remuneration Committee and its advisors

The Committee reviews the remuneration packages of Executive Directors and members of the Executive Group and makes recommendations thereon for consideration and approval by the Board within agreed terms of reference. No executive votes on any aspect of executive remuneration.

Paul Nicholson currently chairs the Remuneration Committee but will stand down from this role when he succeeds Peter Garland as Chairman of the Board. As and when Paul Nicholson steps down from the Committee, it is intended that Peter Ringrose will succeed him as Chairman of the Committee. The other members of the Committee are Uwe Bicker and Åke Stavling (who was appointed to the Committee in September 2003 replacing Jim Foght following his resignation from the Board). The Board considers that all of the Directors who currently serve on the Committee and Peter Ringrose are able to bring to bear rigorous independent and objective judgement on remuneration matters.

In September 2002, the Committee appointed New Bridge Street Consultants LLP, a leading firm of executive remuneration consultants with substantial expertise in the biotechnology sector, to assist the Group in refining its strategy on rewarding and compensating its senior executives and in so doing to have regard for market comparability and the remuneration policies of the Group’s peers and competitors.

In addition to New Bridge Street, the Chief Financial Officer, John Aston and the VP Human Resources, Diana Shave (who has now been succeeded by Catherine Connolly), provided information which materially assisted the Committee in the consideration of remuneration matters primarily through the provision of market data on salaries and executive compensation and technical advice relating to the various share incentive schemes which the Group operates. The Group’s Chief Executive Officer, Peter Chambré, also attended meetings of the Committee and was invited to make comments on proposals, except those directly concerning his own remuneration. During the year Diane Mellett acted as Secretary to the Committee.

Executive Directors

Remuneration policy and practice The objective of the Group’s remuneration policy is to develop remuneration packages which enable the Group to attract and retain Executive Directors and senior management of the necessary calibre to run the Group successfully whilst avoiding remuneration packages which are excessive. Such packages include incentives designed to motivate individuals to perform at the highest level and to advance the interests of shareholders both in the short and longer term by the achievement of the strategic objectives of the Group.

Within this context, the remuneration strategy for the Group going forward is to set fixed pay (salary, benefits in kind and pensions) at around median levels relative to UK listed companies in the biopharmaceutical sector and to provide upper quartile opportunities for variable pay if stretching performance targets are achieved. It is intended that variable pay will primarily be delivered by means of a combination of the Executive Incentive Plan, the Company Share Option Plan, the Share Incentive Plan and performance-related remuneration.

Fixed pay

Basic salary Executive salaries are reviewed annually by the Committee and any increase has effect from 1 January in each year. In determining basic salary, externally benchmarked market data for comparable companies is typically used. Account is also taken of the individual performance of each executive against objectives set by the Committee as well as the pay and conditions of all employees, particularly when salary increases are being considered.

Benefits These principally comprise private medical insurance which is payable or reimbursed to a maximum of £278 per annum. The other benefits which the Executive Directors received during the year are detailed in the table below. The Company does not offer a car allowance. When Executive Directors are recruited they will typically be offered financial assistance to help meet the cost of relocation to within the vicinity of the Group’s offices, where this is considered necessary.

	Group life assurance £	Unapproved life assurance £	Group income protection £
Peter Chambré	58	2,033	2,746
John Aston	58	653	1,369
David Glover	58	745	1,329
Kevin Johnson(i)	42	233	944

	216	3,664	6,388

(i)	To 19 June 2003.

Pensions During the year the Group contributed 10% of basic salary to a group personal pension scheme in the name of each Executive Director with the exception of Peter Chambré for whom the equivalent of 10% of salary was paid for him to contribute into a retirement annuity contract in which he was participating prior to joining the Group. Directors may at their discretion make additional contributions up to limits defined by the Inland Revenue.

Variable pay

The Executive Directors are each entitled to participate in the Executive Incentive Plan, the Company Share Option Plan and the Incentive Plan, details of which are given on pages 31 to 33 under the title Share Incentive Arrangements. Details of the Performance-Related Remuneration Scheme in which the Executive Directors also participate are given below.

Executive Incentive Plan (EIP) During the year, no awards were made under the EIP. It is intended that awards will be made during the forthcoming year however. The level and extent of such awards will be determined by the Committee within the parameters set out in the rules of the scheme and any restrictions on the issuance of shares under incentive schemes to which the Group is subject as at the intended date of grant of any awards.

Annual Report 2003	29	Cambridge Antibody Technology Group plc

Remuneration report continued

Options Options may be granted if considered appropriate. During the year the Executive Directors received options as detailed in the table on page 35. These options were granted at the then prevailing market price. The exercise of these options is subject to the attainment of objective performance criteria which are more fully described in the section entitled Share Incentive Arrangements on pages 31 to 33.

Share Incentive Plan All of the Executive Directors who served during the year were entitled to participate in the Share Incentive Plan, details of which are more fully described under the heading Share Incentive Arrangements on pages 31 to 33.

Performance-related remuneration The Group operates a discretionary performance-related remuneration scheme for senior management, including the Executive Directors. Performance-related remuneration payments are based on the attainment of specific performance criteria which are directly related to defined strategic goals which have been approved by the Committee. Those criteria are intended to be stretching and are structured so as to encourage and reward high levels of achievement consistent with the interests of shareholders and the long term objectives of the Group. Performance-related remuneration is payable to a maximum of 45% of basic salary in the case of Executive Directors, with the exception of Peter Chambré who is eligible for a bonus payment of up to 50% of basic salary.

Non-Executive Directors

Remuneration policy and practice The objective of the Group’s remuneration policy in relation to Non-Executive Directors is to set fee levels by reference to companies of a similar size and/or within the same sector in order to attract and retain Non-Executive Directors of sufficient calibre and experience to serve the Board whilst taking care to ensure that the independence and objectivity of Non-Executive Directors is not in any way compromised by the design or operation of any aspect of their remuneration.

Fees Fees payable to Non-Executive Directors are determined by the Board. However, individual Non-Executive Directors do not vote on their own fees. All the Non-Executive Directors have exercised the right given under their appointment letters to take 25% of their remuneration in Company shares and have committed to do this each year going forward. During the financial year ended 30 September 2003 the Board resolved that fees payable to Non-Executive Directors should increase by approximately 6% to reflect the increasing amount of time which they are expected to commit to the Group and in line with fees payable to Non-Executive Directors in other comparable companies. The decision to increase these fees was made with reference to published external market data. In addition to these basic fees payable to each Non-Executive Director, the Board has also resolved to make an additional annual payment of £4,000 per annum for the Chairman of each of the Remuneration and Audit Committees and the Scientific Advisory Board. These changes had effect from 1 October 2003.

As at 30 September 2003, the Chairman’s fees were £53,000. The fees of the other Non-Executive Directors were £23,850. The market value of the shares which will be issued to each of the Non-Executive Directors in lieu of 25% of their basic fees is set out in the table below.

Non-Executive Director	Market value of shares to be issued in lieu of 25% of annual fee(v)
Peter Garland	£12,875	(i)
Paul Nicholson	£5,731	(ii)
Uwe Bicker	£5,731	(ii)
Aaron Klug	£5,731	(ii)
Peter Ringrose	£3,7199	(iii)
Åke Stavling	£4,774	(iv)
John Stocker	£5,731	(ii)

Notes

(i)	This figure is based on 25% of six months fees at £50,000 and six months of fees at £53,000.

(ii)	This figure is based on 25% of six months fees at £22,000 and six months of fees at £23,850 and does not include additional fees payable in respect of membership of the Scientific Advisory Board, (in cases where a Non-Executive Director is also a member of the Scientific Advisory Board).

(iii)	This figure is based on 25% of fees of £22,000 for the period from 10 February 2003 to 31 March 2003 and six months of fees at £23,850 and does not include additional fees payable in respect of membership of the Scientific Advisory Board.

(iv)	This figure is based on 25% of fees of £22,000 for the period from 2 December 2002 to 31 March 2003 and six months of fees at £23,850.

(v)	The shares which will be issued in lieu of fees will be issued at market price immediately following the announcement of final results for the year.

During the financial year ended 30 September 2003, John Stocker received additional Directors’ fees of £9,311 for his service as Chairman of the Scientific Advisory Board. During the same period, Peter Ringrose (who succeeded John Stocker as Chairman of the Scientific Advisory Board) received £2,689, and Aaron Klug received additional fees of £7,000 for his services as a member of the Scientific Advisory Board. During the year, Peter Ringrose also received a fee of £4,400 for services which he provided to the Group prior to joining the Board. No other fees were paid to Non-Executive Directors during the year, and none of the Company’s Non-Executive Directors participated in any of the Group’s share incentive plans and will not do so during the forthcoming year.

Cambridge Antibody Technology Group plc	30	Annual Report 2003

Service contracts

The service contracts for Executive Directors and letters of appointment for Non-Executive Directors include the following terms:

	Effective date of contract	Notice period(i)	Next date for re-election under the Articles of Association(iii)
Non-Executive letter of appointment
Peter Garland(ii)	21 June 2002	3 months	N/A
Paul Nicholson	7 February 2003	3 months	2006
Uwe Bicker	7 February 2003	3 months	2006
Aaron Klug	7 February 2003	3 months	2004
Peter Ringrose	10 February 2003	3 months	2004
Åke Stavling	7 February 2003	3 months	2006
John Stocker	7 February 2003	3 months	2006
Executive service contract
Peter Chambré	22 February 2002	12 months	2006
John Aston	1 October 2001	12 months	2004
David Glover	1 October 2001	12 months	2004
Other Directors who served during the year
Jim Foght	21 June 2002	3 months	N/A
Kevin Johnson	10 February 1997	12 months	N/A

(i)	Terminable either way.

(ii)	Due to retire from the Board in February 2004.

(iii)	The identity of the Directors to retire by rotation at a given time may vary from that shown if, for example, there is a change to the membership of the Board or if the provisions governing retirement by rotation contained in the Company’s Articles of Association are amended.

None of the Non-Executive Directors have service agreements. Each of the Non-Executive Directors has signed letters of appointment pursuant to which they are appointed until they are required by the Articles of Association to submit themselves for re-election. The appointment of each Non-Executive Director is terminable by either party with three months’ written notice.

The service contracts for the Executive Directors are terminable by either party with 12 months’ written notice. These service contracts do not contain a clause for liquidated damages.

Under the Articles of Association, all Directors appointed by the Board must present themselves for re-election at the first Annual General Meeting following their appointment.

Directors’ shareholdings

The Directors who held office during the year had the following beneficial interests in the shares of the Company at 30 September 2003:

	Ordinary shares 2003 Number	Ordinary shares 2002 Number

Peter Garland	40,017	37,825
Paul Nicholson	5,764	4,741
Uwe Bicker	3,481	2,458
Jim Foght(i)	4,141	3,118
Aaron Klug	28,950	27,927
Peter Ringrose	—	—
Åke Stavling	—	—
John Stocker	79,622	78,599
Peter Chambré	9,529	9,529
John Aston	35,689	27,857
David Glover	11,529	10,666
Kevin Johnson(i)	64,087	63,834

(i)	Beneficial interest in shares on day of resignation as a Director.

With the exception of Jim Foght and Kevin Johnson (who no longer have an obligation to notify their beneficial interest in the shares of the Company) the interests have remained unchanged since the financial year end.

Share Incentive Arrangements

Executive Incentive Plan The operation of the EIP is supervised by the Committee. Under the rules of the EIP awards can be granted in broadly two different ways:

(i) To deliver shares (Restricted Shares) to a participant after three years, subject to meeting a pre-specified performance target; and

(ii) As a co-investment scheme whereby an investment made by a participant, on the London Stock Exchange (or such other market or exchange on which shares may be freely bought or sold), from personal funds (Invested Shares), for example through a reinvestment of part of performance-related remuneration, is matched with free shares (Matching Shares). These Matching Shares would be subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the nominal value of the Company’s shares (10p per share). Awards are neither transferable nor pensionable.

Annual Report 2003	31	Cambridge Antibody Technology Group plc

Remuneration report continued

No awards may be granted over shares in any financial year whose value is greater than one times an employee’s annual rate of salary for Restricted Awards and 45% of salary for Matching Shares.

The Committee may decide that awards granted to an individual should be phased throughout a financial year (for instance, by granting an award in two installments). In such a case, that employee’s entitlement to participate in the EIP will be calculated by reference to share values, and salary levels, at the date the first award is made; those calculations shall then apply to all subsequent awards made to the individual in the same financial year.

Where the EIP is operated in the same financial year as the Company Share Option Plan the aggregate value of shares over which options and Restricted Awards can be made in any one financial year to an individual is two times annual salary.

An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years. The conditions are not contained within the Plan rules, but will be set by the Committee at each grant of awards under the Plan. However, the Committee has resolved that, initially, the conditions summarised below will apply to awards.

Restricted Awards For the initial Restricted Awards, the performance condition will be one based on the Company’s relative Total Shareholder Return (i.e. growth in share price plus dividends re-invested). Performance will be measured over the three years starting 1 April or 1 October before each grant takes place. The Restricted Awards will vest in respect of 25% of the shares for performance equal to the Total Shareholder Return on the FTSE All Share Index rising on a straight line basis to 100% vesting for 33% out performance over the three year period. If the performance condition is not satisfied after the first three years, the Restricted Award will lapse; there will be no opportunity for retesting. For information, graphs detailing the Company’s relative Total Shareholder Return to date is shown below on page 33.

Alternative, but broadly no less demanding conditions may be set for below board level executives if the Committee feels that these would be a more appropriate way of motivating selected executives (e.g. on the achievement of scientific milestones).

Matching Awards The performance condition will be based on the Company’s Total Shareholder Return as compared with selected UK listed biotechnology/pharmaceutical companies (but with current market values of at least approximately £50 million) over a three, four or five year period. The current peer group is Acambis, Alizyme Antisoma, AstraZeneca, Axis Shield, Celltech Group, Galen Holdings, GlaxoSmithKline, Goldshield Group, Phytopharm, Protherics, Shire Pharmaceuticals, Skye Pharma, Vernalis and Xenova. Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 15% of an executive’s salary each year) based on performance as follows:

Performance ranking after three years	Rates of Matching Awards to Invested Shares
Upper quartile	2:1
Between median and upper quartile	Pro rata between 0.25:1 and 2:1
Median	0.25:1
Below median	zero

If an executive wishes to keep his shares as Invested Shares for a further year then the ratio could rise (but could not fall) by 25% for upper quartile performance over the four years reducing on a pro rata basis to an extra 6.25% for median performance. If an executive then wishes to keep his vested shares as Invested Shares for a final year then the ratio could rise (but could not fall) by a further 20% for upper quartile performance over the full five years reducing on a pro rata basis to an extra 5% for median performance. The maximum level of match would therefore be 3:1 for upper quartile performance over three, four and five years for an investment of up to 15% of an executive’s salary.

Options The Company Share Option Plan (CSOP) was approved and came into operation in 1997 and consists of two parts. The CSOP part A is Inland Revenue approved and the CSOP part B is unapproved. All employees of the Group, including Executive Directors, are eligible for the grant of options under both parts of the CSOP. Options granted under part A are subject to limits set by the Inland Revenue and any balance is granted under part B. A table detailing all outstanding options over ordinary shares of the Company is given in note 18 to the financial statements.

The total of shares under option to each participant is subject to limits and the exercise of options is subject to the attainment of objective performance criteria which are determined by the Committee, except in a limited number of cases such as redundancy where options will automatically vest.

Under the CSOP rules, individuals may be granted options over shares with a value of up to two times basic salary (excluding performance-related remuneration) in any financial year. Where the CSOP is operated in the same financial year as the EIP any awards of Restricted Shares under the EIP will count against this overall two times limit although awards of Matching Shares under the EIP will not. One or more objective performance conditions is applied to all options granted under the scheme to determine whether they will become exercisable. These performance conditions are determined by the Committee.

For option grants of up to 1.5 times basic salary, the Committee has determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must exceed the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversaries of the date of grant. For option grants in excess of 1.5 times basic salary the number of options which will become exercisable is determined on a linear sliding scale based on the extent to which the Total Shareholder Return (TSR) for the Company

Cambridge Antibody Technology Group plc	32	Annual Report 2003

exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example if CAT’s TSR in the relevant period exceeded the TSR for the FTSE All Share Index by 33% all options in excess of 1.5 times salary would become exercisable. Conversely, if the TSR in the relevant period did not exceed the TSR for the FTSE All Share Index at all, then no options in excess of 1.5 times basis salary would become exercisable. For information, a graph detailing the Company’s relative TSR to date is shown below.

For all option grants, the figure which is used for CAT’s share price in determining whether options have become exercisable is the closing price of a share as derived from the London Stock Exchange Daily Official List averaged over a period of 20 consecutive business days. This reduces the possibility of options becoming exercisable when there is a short term fluctuation in the share price.

Performance graphs The following graphs show the percentage change in TSR from 30 September 1998 against the corresponding change in a hypothetical holding in shares in the FTSE All Share Index. The TSR for the FTSE All Share Index was selected as an appropriate comparator group because it reflects the underlying performance of the entire market and is therefore less subject to volatilities in certain sectors of the economy.

Total Shareholder Return

[GRAPHIC]

This graph shows the value, by 30 September 2003, of £100 invested in Cambridge Antibody Technology Group on 30 September 1998 compared with the value of £100 invested in the FTSE All Share Index. The graph shows daily movements in these values over the period.

[GRAPHIC]

This graph shows the value, by 30 September 2003, of £100 invested in Cambridge Antibody Technology Group on 30 September 1998 compared with the value of £100 invested in the FTSE All Share Index. The other points plotted are the values at intervening financial year-ends.

(source: Datastream)

Share Incentive Plan The Company has established an Inland Revenue approved Share Incentive Plan (SIP) which complies with the Finance Act 2000. The SIP has four elements: free shares, partnership shares, matching shares and dividend shares. Free shares can be appropriated to employees with a maximum market value of £3,000 per employee per year. The shares are offered on similar terms to all eligible employees and include a performance-related element. All of CAT’s employees and Executive Directors employed on 1 April in the relevant financial year are eligible for the award of free shares. Partnership shares may be purchased by employees out of their pre-tax salary up to £1,500 (or 10% of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis. Under the rules of the SIP the Directors are given discretion to determine the ratio of partnership shares to matching shares. The ratio is currently 1:1. Free shares and matching shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances. No dividend shares have been awarded since the SIP came into operation, and since the Group does not intend to pay a dividend for a number of years it is unlikely that they will be awarded for a number of years to come.

On 22 November 2002 65,257 Free shares were granted in aggregate to each of 247 eligible employees. On 11 December 2002, 32,468 Partnership and 32,468 Matching shares were allocated in aggregate to 158 eligible employees under the SIP.

Annual Report 2003	33	Cambridge Antibody Technology Group plc

Remuneration report continued

Information subject to audit

Directors’ emoluments

The emoluments of the Directors who served during the year were as follows:

	Fees/basic salary £000	Taxable benefits £000	Performance related remuneration £000	Total 2003 £000	Total 2002 £000	Pension contributions 2003 £000	Pension contributions 2002 £000
Non-Executive Directors
Peter Garland	51.5	0.8	—	52.3	50.1	—	—
Paul Nicholson	23.0	3.2	—	26.2	24.2	—	—
Uwe Bicker	23.0	—	—	23.0	22.0	—	—
Jim Foght(i)	7.8	—	—	7.8	22.0	—	—
Aaron Klug	23.0	0.1	—	23.1	22.2	—	—
Peter Ringrose(ii)	17.8	0.7	—	18.5	—	—	—
Åke Stavling(iii)	19.3	0.4	—	19.7	—	—	—
John Stocker	32.3	—	—	32.3	34.0	—	—
Executive Directors
Peter Chambré(v)	368.2	0.3	136.1	504.6	401.4	—	—
John Aston	163.8	0.3	41.6	205.7	194.9	16.4	15.4
David Glover	158.7	0.3	48.1	207.1	188.6	15.9	15.1
Kevin Johnson(iv) (vi)	111.7	0.2	16.0	127.9	192.0	11.1	15.1
David Chiswell(vii)	—	—	—	—	111.8	—	11.2

Aggregate emoluments	1,000.1	6.3	241.8	1,248.2		43.4

2002 Total	912.4	151.1	199.7		1,263.2		56.8

Notes

(i)	Resigned as a Director 7 February 2003.

(ii)	Appointed a Director 10 February 2003.

(iii)	Appointed a Director 2 December 2002.

(iv)	Resigned as a Director 19 June 2003.

(v)	Included within Peter Chambré’s salary are payments made to him during the year of £33,475 (2002: £16,250) for him to contribute to his retirement annuity contract.

(vi)	Kevin Johnson received a payment in lieu of notice of £221,000 in addition to the emoluments shown above. This payment consisted of £160,000 in lieu of notice to which he was contractually entitled under his service contract, a redundancy payment of £42,944 and £17,423 to compensate for loss of pension contributions and loss of access to the Group’s income protection scheme in lieu of notice.

(vii)	During the previous financial year, David Chiswell received a payment of £296,000 in addition to the emoluments shown above.

Cambridge Antibody Technology Group plc	34	Annual Report 2003

Directors’ share options

Director	At 1 October 2002 Number		Granted Number	Exercised Number	Lapsed Number	At 30 September 2003 Number	Exercise price £	Earliest date exercisable	Latest date exercisable
Peter Chambré	(ii)	45,013	—	—	—	45,013	10.83	23/05/05	22/05/12
	(iii)	15,005	—	—	—	15,005	10.83	23/05/05	22/05/12
	(ii)	—	110,217	—	—	110,217	4.60	23/05/06	22/05/13
	(iii)	—	36,739	—	—	36,739	4.60	23/05/06	22/05/13
John Aston	(i)	100,000	—	(100,000)	—	—	3.00	04/09/99	03/09/03
	(ii)	9,000	—	—	—	9,000	5.00	19/12/00	18/12/04
	(ii)	9,964	—	—	—	9,964	2.42	27/11/01	26/11/05
	(ii)	55,019	—	—	—	55,019	2.87	03/12/02	02/12/06
	(ii)	13,489	—	—	—	13,489	17.04	04/12/01	03/12/11
	(ii)	—	672	—	—	672	5.13	22/11/02	21/11/12
	(iii)	—	6,907	—	—	6,907	5.13	22/11/02	21/11/12
David Glover	(ii)	15,000	—	—	—	15,000	5.00	19/12/00	18/12/04
	(ii)	29,964	—	—	—	29,964	2.42	27/11/01	26/11/05
	(ii)	55,019	—	—	—	55,019	2.87	03/12/02	02/12/06
	(ii)	13,260	—	—	—	13,260	17.04	04/12/04	03/12/11
	(ii)	—	661	—	—	661	5.13	22/11/02	21/11/12
	(iii)	—	6,790	—	—	6,790	5.13	22/11/02	21/11/12
Kevin Johnson		15,000	—	—	—	15,000	5.00	19/12/00	18/06/04
		28,324	—	—	—	28,324	2.42	27/11/01	18/06/04
		55,019	—	—	—	55,019	2.87	03/12/02	18/06/04
		13,260	—	—	—	13,260	17.04	19/06/03	18/12/06
		—	7,451	—	—	7,451	5.13	19/06/03	21/05/06

Totals		472,336	169,437	(100,000)	—	541,773

Notes

(i)	These options were granted under the Cambridge Antibody Technology Executive Unapproved Share Option Plan. This Plan was closed prior to flotation.

(ii)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

(iii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in TSR for the FTSE All Share Index by an amount of between 0% and 33%.

Exercise of options	Date of exercise	Market price on exercise	Gain on exercise £000
John Aston	10 April 2003	£3.50	27.3
John Aston	10 April 2003	£3.30	13.6

The closing market price of the ordinary shares in the Company at 30 September 2003 was £4.87 and the range during the year was £3.21 to £6.20.

Highest paid Director

Peter Chambré was the highest paid Director. His aggregate remuneration comprised emoluments of £504,600 (2002: David Chiswell £2,490,000 including a notional gain on exercise of options of £2,071,000 and other emoluments of £419,000).

By order of the Board

Paul Nicholson

Chairman of the Remuneration Committee

14 November 2003

Annual Report 2003	35	Cambridge Antibody Technology Group plc

Corporate governance

The Combined Code

The Board is committed to the highest standards of corporate governance and is accountable to shareholders for the good governance of the affairs of the Group. In accordance with Section 1 of the Principles of Good Governance and Code of Best Practice (the Combined Code) published by the Hampel Committee and approved by the UK Listing Authority, the Board must report to shareholders:

•	how the principles of good governance set out in the Combined Code are applied; and

•	that the Group complies with the best practice provisions set out in the Combined Code, or where it does not, provide an explanation.

In addition to the above, the Board is mindful of the requirements of the Revised Combined Code on Corporate Governance published in July 2003 and the related guidelines produced by Sir Derek Higgs and Sir Robert Smith. Although the Company is not currently required to comply with the Revised Combined Code it has already begun taking steps to implement this in order to remain abreast of best practice.

The Board of Directors

The Board of Directors currently consists of three Executive Directors and seven independent Non-Executive Directors. It is intended that in February 2004 Peter Garland will retire from the Board and that Paul Nicholson will succeed him as Chairman of the Board. The biographies of all the Directors are set out on pages 24 and 25.

The Board meets formally six times a year and there is frequent contact between meetings as is required to further the Group’s business. When there are major items of business to consider, the Board may meet more frequently or delegate defined responsibilities in relation to a certain project to a Committee of the Board (as permitted under the Articles of Association of the Company). During the year, all the Directors were present either in person or by telephone for all of the formal meetings of the Board with the exception of Jim Foght and Uwe Bicker who were both absent for two meetings.

All major items of business are thoroughly debated by the Board. Where a consensus cannot be reached, the matter under discussion is put to the vote or deferred until a later time. The Board’s duties are to (inter alia):

•	determine and monitor Group strategy (business, commercial and scientific) and its implementation;

•	maintain and review a sound system of internal control to safeguard shareholders’ investments and the Group’s assets;

•	consider and approve annual, interim and quarterly financial statements, including the associated review of the position and prospects of the Group;

•	approve and monitor progress against annual budgets and working capital forecasts; and

•	consider and approve major projects or other commitments of resources and any substantial transactions.

The roles of the Chairman and the Chief Executive Officer are respectively to run the Board and to take executive responsibility for running the Group’s business. Accordingly these offices are separate. The Group has appointed a Senior Non-Executive Director.

All Directors bring independent judgement to bear on matters of strategy and accordingly resources and appropriate training are made available to Directors to assist them in the discharge of these duties. To enable them to fulfil their duties all Directors receive detailed monthly reports on the current and prospective activities of the Group and all Directors have full and timely access to any other relevant information they may require. In reaching a decision the Board will typically weigh up the business benefits of a proposal, the extent to which it will advance the strategic objectives of the Group, any risks associated with the proposal and the likely impact of the proposal on those parties who will be affected.

All Directors have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The appointment and removal of the Company Secretary is determined by the Board as a whole. Non-Executive Directors may, at the Group’s expense, seek independent legal advice on any matter relating to the discharge of their duties.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that the actions proposed by the Executive Directors are critically examined and thoroughly debated. The Non-Executive Directors therefore fulfil a vital role in corporate accountability. The Board considers that all of the Non-Executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement. The Board is mindful that the length of time that Aaron Klug and John Stocker have served on the Board may cause some commentators to question their independence, particularly in light of the Revised Combined Code. The Board however is firmly of the view that both are able to add considerable value to the Company as Non-Executive Directors because of their standing in the scientific and business communities and because of the significant contributions that they have made to the Group over the years. Consequently the Board does not believe that independence or objectivity is materially compromised by their length of service on the Board.

Paul Nicholson is currently the Senior Independent Non-Executive Director other than the Chairman, to whom any relevant concerns may be addressed. When he succeeds Peter Garland as Chairman of the Board it is intended that Åke Stavling will assume the role of Senior Independent Non-Executive Director.

When any Director is being considered for re-election, the Chairman will typically consult each of the other members of the Board individually in order to make an assessment of the contribution and effectiveness of the Director in question and then, in the absence of that Director, will ask the Board as a whole to make a decision as to whether or not a recommendation should be made to shareholders to support a resolution for re-election. As part of this process, the Board will consider the future needs of the Company,

Cambridge Antibody Technology Group plc	36	Annual Report 2003

any views which shareholders may have articulated in relation to the performance and contribution of the Director who is up for re-election and, in the case of the Executive Directors, recent performance appraisals. For Non-Executive Directors who have served on the Board for a number of years, the Board will also consider whether there are any issues which might materially influence objectivity and independence. Where the Chairman is being considered for re-election, the Senior Independent Non-Executive Director will take responsibility for canvassing the views of the other Directors and for chairing that part of the Board meeting at which this issue is being discussed, in the absence of the Chairman.

The Directors met to discuss a possible successor to Peter Garland as Chairman of the Board. After careful consideration, they determined that the experience, calibre and qualifications of Paul Nicholson made him appropriately qualified to fulfil the role of Chairman. Paul Nicholson was not present during any discussions relating to his possible appointment as Chairman. Before taking on the role of Chairman, Paul Nicholson will be provided with a job specification setting out the principal duties of the Chairman as well as the expected time commitment in undertaking this role.

Although the contribution of individual Directors is considered annually via the appraisal process (in the case of Executive Directors) and at least every three years prior to re-election (in the case of all Directors), the Board has not to date developed a formal system for assessing its performance collectively, and is currently considering how such a system might be implemented in the light of the Revised Combined Code. The Board does however thoroughly and critically review the outcomes of any major decisions it has made and assesses the contribution which such decisions may have made to advancing the overall objectives of the business. The outcome of such reviews is then integrated in to the Board planning process in respect of future projects.

The remits and members of all Board Committees are set out below.

The Audit Committee

The Audit Committee consists of three Non-Executive Directors, Åke Stavling (Chairman), Uwe Bicker and Paul Nicholson. When Paul Nicholson is appointed Chairman of the Board, it is intended that John Stocker will succeed him as a member of the Audit Committee. The Committee meets as appropriate (but not less than four times a year) to:

•	approve the appointment of external auditors and to monitor the relationship with them including the nature and scope of the audit and any matters arising;

•	review the Annual Report, the interim report and quarterly financial statements before submission to the Board, including consideration of the accounting policies adopted and any significant areas of judgement;

•	recommend to the Board whether audited financial statements should be included in the Company’s statutory reports and Annual Report filed with the Securities Exchange Commission on Form 20-F;

•	monitor compliance with statutory, Financial Services Authority and Securities Exchange Commission requirements for financial reporting;

•	review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting;

•	monitor the system of internal control maintained by the Group to safeguard shareholders’ investments and the Group’s assets;

•	approve and monitor a code of ethics applicable to senior management and a ‘whistleblowing’ policy designed to enable the anonymous reporting by staff of any suspected financial impropriety, fraud or wrongdoing.

During the year, the Audit Committee met six times. All members of the Audit Committee were present for these meetings either in person or by telephone, with the exception of Uwe Bicker and Jim Foght each of whom missed one meeting.

Membership of the Committee is reviewed by the Board on an annual basis and in determining membership consideration is given to the range of knowledge and experience of each member, any specific legal or regulatory requirements relating to the determination of ‘financial expertise’ and in particular the facility of each member with accounting principles and financial matters.

Under its terms of reference, provision is made for the Committee to meet at least once a year with the external auditors in the absence of the Group’s executive management, although in practice the Committee meets with the auditors in the absence of the Group’s executive management at all meetings at which the Group’s financial statements are being considered.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has established a policy of separating the provision of assurance services (primarily audit, reporting accountant and attestation work) and non-assurance services (such as tax or consulting work).

The Audit Committee gives periodic consideration to the establishment of an internal audit function. Given the nature and scale of the activities of the Group, such a function is not currently considered necessary. To assist the Audit Committee in the fulfillment of its role however, a business risk management group comprising senior managers from across the organisation has been established which reports to both the Audit Committee and to the Executive Group. A Disclosure Committee has also been established which reports to the Audit Committee on the adequacy of the Group’s disclosure controls prior to the filing of the Annual Report on form 20-F and the furnishing of quarterly financial statements on forms 6-K with the Securities Exchange Commission.

Annual Report 2003	37	Cambridge Antibody Technology Group plc

Corporate governance continued

The Remuneration Committee

The Remuneration Committee consists of three Non-Executive Directors, Paul Nicholson (Chairman), Åke Stavling and Uwe Bicker. When Paul Nicholson is appointed Chairman of the Board, it is intended that Peter Ringrose will succeed him as Chairman of the Remuneration Committee. Under the terms of reference of the Committee, any Non-Executive Director is entitled to attend any meeting of the Committee.

The Committee meets when required (as determined by its members) to:

•	make recommendations to the Board on the framework of executive remuneration of the Group’s executive remuneration in accordance with current best practice;

•	determine the remuneration of the Group’s Executive Directors on behalf of the Board;

•	maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff; and

•	determine policy and practice in relation to equity participation schemes.

During the year, the Remuneration Committee met three times. All Committee members were present at these meetings either in person or by telephone.

Membership of the Committee is reviewed by the Board on an annual basis and in so doing, consideration is given to the range of knowledge and experience of each member.

The remuneration of the Non-Executive Directors is determined by the Board as a whole. No Director votes on his own remuneration. The Committee submits an Annual Report to the Board which in turn reports to the shareholders. The Remuneration Report is included on pages 29 to 35. On significant issues relating to remuneration matters, the Committee may from time to time seek the views of major shareholders and their representative groups before any proposals are submitted to general meeting for voting. For example, this was done prior to the 2003 AGM when a resolution was put to shareholders to adopt the Executive Incentive Plan.

The Nominations Committee

The Nominations Committee assesses candidates of suitable knowledge, experience and calibre for consideration by the Board as potential Directors of the Company. However, candidates are considered by the full Board before appointment. The Committee also considers the need for succession planning at Board level and when considered appropriate to do so, will make specific proposals in relation to this.

The membership of the Nominations Committee is reviewed and determined from time to time in the light of then current requirements. The Committee currently consists of Peter Garland (Chairman), Peter Chambré and Paul Nicholson although any Director is entitled to attend meetings. As and when Paul Nicholson is appointed Chairman of the Board it is also intended that he will succeed Peter Garland as Chairman of the Nominations Committee and that at the same time Åke Stavling will join the Nominations Committee.

During the year, there was one meeting of the Nominations Committee. All members of the Committee were present at this meeting either in person or by telephone.

When considering candidates for appointment as Directors of the Company, the Committee will typically work with the Board to draft a detailed job specification and candidate profile. In drafting this, consideration will be given to the existing experience and knowledge of Board members as well as the strategic and business objectives of the Group. Once a detailed specification has been agreed with the Board, the Committee will then work with an appropriate external search and selection agency to identify candidates of the appropriate calibre and with whom an initial candidate shortlist can be agreed. Short-listed candidates will then be invited to interview with members of the Committee and, if recommended by the Committee, will be invited to meet other Board members before any decision is taken relating to the appointment.

The Scientific Advisory Board

The role of the Scientific Advisory Board is to assist the Group with the assessment of its existing and potential technologies and research and development programmes and to provide scientific advice to the executive management and the Board. The composition of the Scientific Advisory Board, which is chaired by Peter Ringrose, is given on page 27.

The Executive Group

Other than for those matters expressly reserved for the Board, operational decision making is delegated to the Executive Group, which is a committee consisting of the Executive Directors and other senior executives whose biographies appear on pages 26 and 27. The Executive Group meets at least 12 times each year.

Business strategy

A detailed report on the Group’s business strategy is given on pages 4 to 5.

Internal control

The Board of Directors is responsible for identifying, evaluating and managing the significant risks faced by the Group. The Board is also responsible for ensuring that the Group maintains a sound system of internal controls to address those risks and, therefore, to safeguard shareholders’ investments and the Group’s assets.

The Board has established a formal and continuous process for identifying and evaluating the significant risks faced by the Group and the identification and evaluation of risk is an integral part of the Board’s planning process. The Board regularly reviews the effectiveness of the process of risk identification and evaluation. This process has been in place throughout the year as well as up to the date of approval of the Annual Report and financial statements.

Cambridge Antibody Technology Group plc	38	Annual Report 2003

The Board continuously reviews the effectiveness of the Group’s system of internal controls to manage risk. Monitoring internal controls includes scrutiny of reports prepared by management and in-depth review and follow up of any weakness identified. As part of this process the Audit Committee considers and reports to the Board on any matters arising from the work undertaken by the external auditors and undertakes a periodic review to consider the need to establish an internal audit function. Additionally, the Audit Committee receives reports directly from the business risk management group which, as a delegated committee of the Executive Group with responsibility for identifying risks faced by the Group, makes an assessment of how those risks might be managed, highlighting any weaknesses in existing controls and making recommendations for improvements in the management of risk where applicable.

The Board has undertaken a specific annual review to evaluate the effectiveness of the process of identifying and evaluating the effectiveness of internal controls to support a statement of compliance. The review covered all controls including financial, operational and risk management.

There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or of other losses. Internal controls can therefore provide only reasonable, and not absolute, assurance against material misstatement or loss.

Steps continue to be taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to the attention of management and the Board in a timely manner.

Key features of the internal control system that operated throughout the period covered by the financial statements and which accords with the Turnbull guidance, are as follows:

•	Composition of the Board and of senior management is aimed at providing an appropriate range of knowledge, skill and experience in scientific, medical and commercial matters. The Group has developed and continues to adapt and improve its organisational structure which includes clearly established responsibilities and lines of accountability. The management of the Group actively promotes the values of integrity and professionalism, and the maintenance of high ethical standards. The Group has adopted an ethics policy to which all senior management are subject and periodically reviews and updates its other policies in line with its legal and ethical responsibilities and in an attempt to mitigate the effect of key risk areas. Key areas of risk are reviewed regularly by the Executive Group and the Board.

•	The Group prepares detailed operating plans, budgets and working capital projections annually based on an evaluation of the Group’s long term objectives and the strategic imperatives which have been established. Detailed reports covering all areas of operations are prepared monthly which include an analysis of variances to plan and related corrective actions. The Board monitors the activities of the Group at a strategic level through reports on current activities and plans. Executive management regularly monitors financial and operational performance in detail and takes any necessary corrective action.

•	Detailed policies and procedures have been established covering all significant areas. They feature documented approval subject to limits of authority. Any major expenditure or commitment of resources must be approved by the Board. Certain areas of the Group’s activities are subject to regulations, particularly those relating to pre-clinical and clinical development and testing. As compliance with such regulations is critical to the Group’s success, specific resources are devoted to ensuring that such regulations are complied with and to dealing with any matters arising from regulatory examinations.

•	The Group’s liquid resources are managed on a discretionary basis by a third party. Funds are placed with a variety of deposit-taking institutions and invested in money market instruments. The third party operates within strict limits set by the Board as to maturity, credit ratings and credit exposure to any single institution. Further detail is given in note 17 of the financial statements.

•	The Audit Committee reviews the operation and effectiveness of this framework on a regular basis.

Communication with stakeholders

A report on communications with the Group’s shareholders and other stakeholders is given in the Statement on Corporate Social Responsibility on pages 40 to 41.

Statement of compliance

Having considered the provisions of the Combined Code, the Board believes that the Company’s practices for the year complied with the best practice provisions of the Combined Code.

Compliance with the BioIndustry Association (BIA) Code of Best Practice

The BIA, of which CAT is a member, adopted a code of best practice on 20 October 1999 (the BIA Code). The BIA Code includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company’s shares and standards of public announcements. The BIA Code is intended to operate by reference to the particular circumstances of bioscience companies in support of the Combined Code, Principles of Good Governance and Code of Best Practice (the Turnbull Report). Throughout the financial year the Company has complied with the relevant provisions of the BIA Code.

Annual Report 2003	39	Cambridge Antibody Technology Group plc

Statement on Corporate and Social Responsibility (C&SR)

The Board is mindful of the guidelines produced by the Association of British Insurers entitled ‘Investing in Social Responsibility’ and the increase in attention being paid to C&SR issues by the investor and wider stakeholder communities. Moreover, the Board recognises the commercial and ethical imperative of developing and maintaining a culture of continuous improvement in C&SR issues, to the extent that such issues are relevant to the activities of the Group, and accepts that over time the implementation of a system for measuring and reporting on key C&SR indicators may be appropriate.

Whilst no formal C&SR policy currently exists, and no mechanism for reporting on C&SR issues has been introduced by the Group to date, the Board is confident that existing policies and practices provide a firm basis on which a comprehensive C&SR strategy can be developed over time. However, in recognition of the prevailing interest, the Board outlines below its position with regard to some areas related to C&SR:

Employment: policies, training and benefits

CAT is committed to providing equal opportunities and it is CAT’s policy to treat all employees, and applicants for employment, in the same way, regardless of age, gender, nationality, race, marital status, sexual orientation or disability.

CAT has in place a public interest disclosure policy whereby any alleged malpractice or impropriety can be reported by employees to a member of the Executive Group without fear of reprisal or prejudice, and a harassment policy for the protection of employees.

CAT recognises that its people are fundamental to its future success and therefore strives to provide an environment which attracts and retains the best staff. All staff are eligible for a number of remuneration-related benefits, including private health care, the grant of options, the partnership and matching elements of the Share Incentive Plan and, after a qualifying period, a personal pension and participation in the free share element of the Share Incentive Plan. Additionally, the Company subsidises a sports and social club that organises a range of sporting and social events, and offers a subsidised restaurant which is open to all employees.

CAT encourages the development of all staff, offering structured training, development and career opportunities implemented via a comprehensive appraisal system. To facilitate this, CAT has retained the services of a full-time training and development officer who manages all aspects of staff training and development, either through internal courses and seminars or by working with external providers. In addition to this, CAT seeks to keep its employees informed on a range of subjects that may affect them, such as Company performance and developments in the scientific and professional fields in which they operate, which it does through regular staff meetings, seminars and the provision of a well stocked library containing specialist journals and reference books. In order to strengthen and facilitate communication throughout the Company, an ‘employee forum’, constituted of a majority of elected staff representatives and some senior managers, has been established.

At a strategic level, employment issues are the concern of a group of senior managers, with accountability to the Board through the Chief Executive Officer, Peter Chambré.

Health and safety

CAT is committed to providing a safe environment for its employees and visitors, and aims to eliminate accidents and occupational related ill-health by reducing hazards, providing appropriate instruction and training, and by identifying and managing potential risks. The Group has an established health and safety policy and retains the services of a full-time health and safety officer who works with the Group’s Health and Safety Committee and line management to develop and implement best practice in all aspects relevant to the Group’s operations. This includes compliance with established standards such as good laboratory practice. During the year, the Group commissioned a health and safety audit as a result of which some improvement actions were identified. Resources have now been targeted in order that these improvements can be carried out. The Board member with particular responsibility for matters of health and safety is the Chief Medical Officer, David Glover, although it is recognised that all members of the Board and senior management have a legal and ethical responsibility to promote best practice on all issues of health and safety.

The environment

CAT is committed to playing its part in protecting the environment, for the benefit of its employees and the public at large. The Group seeks to minimise the environmental impact of its activities and strives to exceed the environmental regulations imposed by the Government wherever possible. The Group has an established environmental policy and applies this to all aspects of its operations. In particular, the Group has taken care to ensure that the design of all of its facilities reflects best practice in terms of building design and functionality. The Group is currently implementing systems to enable the measurement of certain environmental indicators, such as electricity usage, in order that areas for improvement can be identified and improvements monitored. The Board member with responsibility for such operational concerns is the Chief Financial Officer, John Aston.

Community support

CAT endeavours to support the wider community in which it operates, providing open days for students considering scientific careers and offering a number of places to industrial placement students. The Board member with responsibility for community support is the Chief Executive Officer, Peter Chambré.

Charitable donations

During the year the Company made charitable donations of £530 (2002: £266).

Political support

CAT did not support, or make any donations to, political parties in the year (2002: nil).

Cambridge Antibody Technology Group plc	40	Annual Report 2003

Stakeholder communication

CAT has a dedicated in-house corporate communications team responsible for ensuring the timely, consistent and comprehensive dissemination of information to the Company’s various stakeholders. It also serves as a first point of contact for stakeholders wishing to contact the Company.

CAT has established procedures to ensure that news announcements are widely distributed in a timely manner to media and all interested parties, including individuals who have expressed an interest in being kept aware of the Company’s news. In addition, the Company has developed a website (www.cambridgeantibody.com) on which all news releases are posted, together with additional information about the Company, its technologies and product candidates.

Investor communications

As part of its communications programme, the Company ensures that all news releases considered to be share price sensitive are sent to the London Stock Exchange, the Securities Exchange Commission in the US, financial/business media and other financial audiences promptly and in line with the reporting and regulatory obligations incumbent on the Company. When considered suitable, the Company will hold conference call briefings or web-based presentations to facilitate two-way communication with investors and other interested financial audiences. Members of the Board are available to enter into constructive dialogue with investors, and the Company actively seeks opportunities to meet with financial stakeholders on a regular basis. Opinions or views articulated by the investor community are reported back to the Board and are taken into account in the decision making process. Additionally, shareholders are encouraged to attend the Group’s AGM where presentations relating the Group’s business and strategy are given, and where there is an opportunity to put questions to the Board and meet with individual Directors.

Employee (internal) communications

The Group’s own employees are a key audience for communications relating to the Company’s activities. In recognition of this, staff are informed of important issues through regular staff and team meetings and via the Group’s intranet site. The Group’s employee forum assists in communicating with staff around key issues, and is instrumental in ensuring that members of management are made aware of the concerns of staff.

Enquiries from stakeholders are welcomed by telephone, using the Company’s main telephone number + 44 (0) 1223 471 471, or by e-mail to any of the following e-mail addresses:

public.relations@cambridgeantibody.com

investor.relations@cambridgeantibody.com

media.relations@cambridgeantibody.com

The Board member with responsibility for stakeholder communication is the Chief Financial Officer, John Aston.

Business ethics

CAT has a written business ethics policy and strives to carry out its business in an ethical manner, treating its partners, clients, suppliers and other business contacts fairly and courteously.

Peter Garland

Chairman of the Board

14 November 2003

Annual Report 2003	41	Cambridge Antibody Technology Group plc

Statement of Directors’ responsibilities

Financial statements including adoption of going concern basis

Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company for that period.

After having made relevant enquiries, the Directors have a reasonable expectation that the Company and the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing financial statements.

In preparing the financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Other matters

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Cambridge Antibody Technology Group plc	42	Annual Report 2003

Independent auditors’ report

To the members of

Cambridge Antibody Technology Group plc

We have audited the financial statements of Cambridge Antibody Technology Group plc for the year ended 30 September 2003 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the statement of accounting policies and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As described in the statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the Directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the Directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report described as having been audited.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended 30 September 2003 and the determination of shareholders’ equity at 30 September 2003 and 2002, to the extent summarised in note 28 to the consolidated financial statements.

Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2003 and of the loss of the Group for the year then ended; and

•	the financial statements and part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors 14 November 2003

Notes

An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Annual Report 2003	43	Cambridge Antibody Technology Group plc

Consolidated profit and loss account

For the year ended 30 September 2003	Notes	2003 £’000	2002 £’000	2001 £’000
Turnover	2	8,743	9,471	7,121
Direct costs	(690)	(80)	(351)

Gross profit	8,053	9,391	6,770
Research and development expenses	(44,981)	(31,307)	(21,393)

Drug Royalty Corporation transaction costs	3	—	(7,913)	—
Other general and administration expenses	4	(9,196)	(8,321)	(6,443)

General and administration expenses	(9,196)	(16,234)	(6,443)
Operating loss	(46,124)	(38,150)	(21,066)
Finance income (net)	6	4,360	6,386	9,295

Loss on ordinary activities before taxation	5	(41,764)	(31,764)	(11,771)
Taxation on loss on ordinary activities	8	2,573	3,557	—

Loss for the financial year	19	(39,191)	(28,207)	(11,771)

Loss per share – basic and diluted (pence)	9	107.5	p	78.7	p	33.3	p

Shares used in calculating net loss per share (number)	9	36,440,993	35,828,446	35,313,260

The losses for all years arise from continuing operations.

Consolidated statement of total recognised gains and losses

For the year ended 30 September 2003	2003 £’000	2002 £’000	2001 £’000
Loss for the financial year	(39,191)	(28,207)	(11,771)
Gain on foreign exchange translation	606	96	1

Total recognised losses relating to the year	(38,585)	(28,111)	(11,770)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

Cambridge Antibody Technology Group plc	44	Annual Report 2003

Consolidated balance sheet

At 30 September 2003	Notes	2003 £’000	2002 £’000
Fixed assets
Intangible assets	10	6,883	7,933
Tangible assets	11	14,366	12,429
Investments	12	3,373	215

		24,622	20,577
Current assets
Debtors	13	4,526	6,556
Short term investments	14	108,347	126,694
Cash at bank and in hand		1,056	3,081

		113,929	136,331
Creditors
Amounts falling due within one year	15	(12,657)	(12,563)

Net current assets		101,272	123,768

Total assets less current liabilities		125,894	144,345
Creditors
Amounts falling due after more than one year	16	(18,152)	(8,580)

Net assets		107,742	135,765

Capital and reserves
Called-up share capital	18	3,834	3,621
Share premium account	18	212,883	202,534
Other reserve	19	13,456	13,456
Profit and loss account	19	(122,431)	(83,846)

Shareholders’ funds – all equity	20	107,742	135,765

The accompanying notes are an integral part of this consolidated balance sheet.

Annual Report 2003	45	Cambridge Antibody Technology Group plc

Company balance sheet

At 30 September 2003	Notes	2003 £’000	2002 £’000
Fixed assets
Investments	12	101,456	101,456

Current assets
Debtors	13	32,181	1,627
Short term investments	14	106,501	125,126
Cash at bank and in hand		4	3

		138,686	126,756
Creditors
Amounts falling due within one year	15	(247)	(1,242)

Net current assets		138,439	125,514

Total assets less current liabilities		239,895	226,970

Net assets		239,895	226,970

Capital and reserves
Called-up share capital	18	3,834	3,621
Share premium account	18	212,883	202,534
Profit and loss account	19	23,178	20,815

Shareholders’ funds – all equity		239,895	226,970

The accompanying notes are an integral part of this Company balance sheet.

Signed on behalf of the Board

John Aston

Director

14 November 2003

Cambridge Antibody Technology Group plc	46	Annual Report 2003

Consolidated cash flow statement

For the year ended 30 September 2003	Notes	2003 £’000	2002 £’000	2001 £’000
Net cash outflow from operating activities	21	(35,819)	(26,808)	(19,150)
Returns on investments and servicing of finance	22	5,049	7,558	8,322
Taxation	22	5,210	920	—
Capital expenditure and financial investment	22	(8,082)	(9,961)	(3,481)

Net cash outflow before management of liquid resources and financing		(33,642)	(28,291)	(14,309)
Management of liquid resources	22	18,778	29,534	274
Financing	22	11,730	1,448	15,380

(Decrease)/increase in cash	23	(3,134)	2,691	1,345

The accompanying notes are an integral part of this consolidated cash flow statement.

Annual Report 2003	47	Cambridge Antibody Technology Group plc

Notes to the financial statements

1 Accounting policies

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report.

Basis of accounting The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom (UK GAAP).

Basis of consolidation The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc (the Company) and its subsidiary undertakings (collectively the Group), drawn up to 30 September each year. All intercompany balances and transactions have been eliminated on consolidation.

The acquisition of Cambridge Antibody Technology Limited (CAT Limited), by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard (FRS) 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

The profit for the financial year dealt with in the financial statements of the Company was £2,363,000 (2002: £3,090,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of the Company.

Goodwill Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to reserves under the then applicable accounting policy is included in determining the profit or loss on disposal.

Turnover Turnover principally consists of income received in the normal course of business from license fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below.

Licence fees Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licenced. For licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

Technical milestones During certain research and development programs the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestones are recognised based on the percentage of completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of non-refundable milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program.

Clinical milestones The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group’s proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

Research and development services The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group’s employees working under the direction of the collaborator to further the collaborator’s research and development effort. Such contracts are made on the basis of Full Time Equivalent (FTE) employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

Purchased rights Under an agreement with Drug Royalty Corporation (DRC) the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group’s accounting policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. On 2 May 2002 the Group bought out this royalty obligation with the issue of CAT shares to DRC. The remaining balance of deferred income was released in the year ended 30 September 2002.

Cambridge Antibody Technology Group plc	48	Annual Report 2003

1 Accounting policies continued

Royalties Royalty income is generated by sales of products incorporating the Group’s proprietary technology. Previously royalties were recognised when received. Under the revised policy royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales. This may be considerably later than when payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

There is no impact on current results or on revenue reported in prior periods in adopting this revised accounting policy.

Government grants Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development Research and development expenditure is written off as incurred.

Collaboration arrangements The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Pension costs The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group’s contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible fixed assets Purchased intangible assets (excluding goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment when events or change of circumstances indicate that the carrying value may not be recoverable using cash flow projections. To the extent carrying values exceed fair values, an impairment is recognised and charged to the profit and loss account in that period. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group’s purchased intangible assets include access to intellectual property and options for product development rights which are being amortised over seven years and also include certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing all these assets for impairment the Directors have considered future cash flows arising.

Acquired intellectual property with no defined revenue stream is written off to research and development expenses on acquisition.

Tangible fixed assets Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 10 years.

Motor vehicles: 33 1/2% per annum.

Office and laboratory equipment: 25% per annum.

Fixtures and fittings: over either 5 or 20 years (or the remaining lease term if less).

Investments Fixed asset investments are shown at cost less provision for any impairment.

Liquid resources Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant, a provision is made such that cost plus accrued interest does not exceed market value.

Annual Report 2003	49	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

1 Accounting policies continued

Foreign currency Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Leases Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

Sale and leaseback No gain or loss on sale is recorded for sale and leaseback arrangements where the leaseback has been identified as a finance lease.

Estimates and assumptions The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets, provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.

2 Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom. CAT is managed as one overall segment with results of operations and cash flows reviewed by the chief operating decision maker on a group wide basis.

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

	2003 £’000	2002 £’000	2001 £’000
Total turnover	11,417	16,891	9,421
Less: intra-group eliminations	(2,674)	(7,420)	(2,300)

Consolidated turnover	8,743	9,471	7,121

Consolidated turnover was generated from customers in the following geographical areas:

	2003 £’000	2002 £’000	2001 £’000
Europe	251	135	53
United States of America	6,665	8,674	6,969
Rest of the World	1,827	662	99

	8,743	9,471	7,121

Net assets of £388,000 (excluding creditors eliminated on consolidation of £15,385,000) (2002: net liabilities of £349,000, excluding creditors eliminated on consolidation of £9,210,000) and total assets of £517,000 (2002: £549,000) are held in the United States of America.

Cambridge Antibody Technology Group plc	50	Annual Report 2003

2 Turnover and loss on ordinary activities before taxation continued

Consolidated turnover by type:

	2003 £’000	2002 £’000	2001 £’000
Licence fees	2,590	1,676	1,635
Technical milestones	225	35	—
Clinical milestones	1,850	1,396	—
Contract research fees	3,904	5,611	5,369
Other	174	753	117

Total	8,743	9,471	7,121

During the financial years ended 30 September 2003, 2002 and 2001 certain customers individually contributed more than 10% of the Group’s revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

	%	£’000
2003 Customer contributing greatest % to revenue	28	2,476
2003 Customer contributing second greatest % to revenue	21	1,885
2003 Customer contributing third greatest % to revenue	14	1,250

Total	63	5,611

2002 Customer contributing greatest % to revenue	36	3,424
2002 Customer contributing second greatest % to revenue	31	2,954

Total	67	6,378

2001 Customer contributing greatest % to revenue	31	2,230
2001 Customer contributing second greatest % to revenue	30	2,101
2001 Customer contributing third greatest % to revenue	24	1,742

Total	85	6,073

As at 30 September 2003 the three customers shown above constituted 100% of the Group’s trade receivables. As at 30 September 2002, the two customers shown above constituted 89% of the Group’s trade receivables.

A significant proportion of revenue in each financial year is derived from a relatively concentrated customer base. As a result, there is a risk that factors affecting that customer base may have an adverse effect on the Group’s financial condition and results of operation.

3 Drug Royalty transaction costs

General and administration expenses include £7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with DRC during the year (comparative periods: none).

In January 2002, the Group announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002.

Under an agreement with DRC, the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002, the Group bought out this royalty obligation to DRC for consideration of £6.1 million (CAD$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of £0.6 million of deferred income was all released to turnover in 2002.

The professional fees incurred in the Group’s bid and royalty buy-back were £1.8 million.

4 Oxford GlycoSciences

In January 2003, the Company and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger of the two groups by way of a share for share exchange. CAT’s shareholders subsequently approved the merger at an Extraordinary General Meeting held in February. However, a decline in CAT’s share price depressed the value of CAT’s offer. A competing offer made to OGS shareholders by Celltech Group plc subsequently became unconditional. Professional fees incurred of £1.7 million relating to the offer made for OGS were offset against a break fee of £1.1 million received from OGS. The net cost of £0.6 million was recorded in general and administrative costs during the period.

Annual Report 2003	51	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

5 Loss on ordinary activities before taxation

	2003 £’000	2002 £’000	2001 £’000
The loss on ordinary activities before taxation is stated after charging (crediting):
Depreciation and amounts written off tangible fixed assets:
– owned assets	2,714	2,617	2,146
– leased assets	275	—	—
Amortisation of intangible fixed assets	1,050	882	373
Auditors’ remuneration – audit Deloitte & Touche LLP	35	35	—
– audit Arthur Andersen	—	—	42
– other assurance Deloitte & Touche LLP	384	19	—
– other Deloitte & Touche LLP	—	9	—
– other Arthur Andersen	—	287	149
Foreign exchange loss/(gain)	835	192	(56)
Loss on disposal of tangible fixed assets	94	—	—
Profit on disposal of Denzyme ApS	—	(2)	—
Operating lease rentals:
– plant and machinery	46	5	3
– other operating leases	1,781	874	721
Allocations under equity participation schemes	521	607	416

Arthur Andersen resigned as auditors to the Group on 17 May 2002 and were replaced by Deloitte & Touche. Deloitte & Touche converted to LLP status on 1 August 2003. The above figures for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP.

The Group recharged audit fees of £10,000 to the Company (2002: £10,000).

6 Finance income (net)

	2003 £’000	2002 £’000	2001 £’000
Interest receivable	4,416	6,386	9,295
Interest payable on finance leases	(56)	—	—

	4,360	6,386	9,295

7 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2003	2002	2001
Management and administration	47	39	32
Research and development	249	235	192

	296	274	224

	£’000	£’000	£’000
Their aggregate remuneration comprised:
Wages and salaries	11,669	9,771	7,268
Social security costs – charge/(credit) provided on unapproved options	13	(248)	(194)
– on wages and salaries	1,190	970	740
Other pension costs	988	875	641

	13,860	11,368	8,455

Further audited information on Directors’ remuneration is contained in the Remuneration Report.

Cambridge Antibody Technology Group plc	52	Annual Report 2003

7 Staff costs continued

The Group has made a provision for employer’s National Insurance payable on certain options granted under the CSOP part B scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer’s contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision has been made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at the year end was £4.87. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would be the same as that for the 2003 financial year given that the full provision has now been accounted for. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £23,000.

8 Taxation

	2003 £’000	2002 £’000	2001 £’000
Research and development tax credit	3,148	3,557	—
Overseas taxation	(575)	—	—

	2,573	3,557	—

During the year ended 30 September 2003 the Group received a refund of £3,148,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2002 (year ended 30 September 2002 claims of £920,000 and £2,637,000 for the years ended 30 September 2000 and 30 September 2001 respectively).

Overseas taxation is the tax withheld on the licence payments received from Chugai.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30% (2002: 30%). The differences are explained below:

	2003 £’000	2002 £’000
Loss on ordinary activities before tax	(41,764)	(31,764)

Tax at 30% thereon	(12,530)	(9,529)
Effects of:
Increase in losses carried forward	14,212	11,400
Expenses not deductible for tax purposes	(438)	(1,041)
Capital allowances in excess of depreciation	(1,186)	(888)
Utilisation of tax losses in respect of research and development tax credit	(3,148)	(3,557)
Movement in short term timing differences	(58)	58

	(3,148)	(3,557)

Overseas taxation	575	—
	(2,573)	(3,557)

Annual Report 2003	53	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

8 Taxation continued

Analysis of deferred tax balances:

	2003 £’000	2002 £’000
Short term timing differences	—	(58)
Accelerated capital allowances	2,354	1,272
Tax losses available	(30,154)	(23,658)

Total unprovided deferred tax asset	(27,800)	(22,444)

At 30 September 2003 the Group had tax losses of approximately £100 million (2002: £79 million, 2001: £60 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £31 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset.

9 Loss per share

Basic net loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2003, 2002 and 2001 289,640, 867,316 and 1,077,800 potentially dilutive issuable shares attributable to the exercise of outstanding options were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of £39,191,000 (2002: £28,207,000, 2001: £11,771,000) and a weighted average number of ordinary shares of 36,440,993 (2002: 35,828,446, 2001: 35,313,260).

10 Intangible fixed assets

Group	Licences £’000	Patents £’000	Total £’000
Cost:
At 1 October 2002 and 30 September 2003	4,740	5,265	10,005

Amortisation:
At 1 October 2002	509	1,563	2,072
Charge for the year	677	373	1,050

At 30 September 2003	1,186	1,936	3,122

Net book value:
At 30 September 2003	3,554	3,329	6,883

At 30 September 2002	4,231	3,702	7,933

The Company has no intangible fixed assets.

The weighted average useful life of the patents is 14 years. The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is 11 years.

Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2004 to 2007 inclusive is £1,051,000.

Cambridge Antibody Technology Group plc	54	Annual Report 2003

11 Tangible fixed assets

Group	Freehold land and buildings £’000	Fixtures and fittings £’000	Laboratory equipment £’000	Office equipment £’000	Motor vehicles £’000	Total £’000
Cost:
At 1 October 2002	785	9,051	11,335	1,326	20	22,517
Additions	—	2,936	1,164	924	—	5,024
Disposals	—	(392)	(59)	(191)	—	(642)

At 30 September 2003	785	11,595	12,440	2,059	20	26,899

Depreciation:
At 1 October 2002	188	2,778	6,378	733	11	10,088
Charge for the year	49	750	1,845	339	6	2,989
Eliminated in respect of disposals	—	(345)	(52)	(147)	—	(544)

At 30 September 2003	237	3,183	8,171	925	17	12,533

Net book value:
At 30 September 2003	548	8,412	4,269	1,134	3	14,366

At 30 September 2002	597	6,273	4,957	593	9	12,429

Leased assets included above:
Net book value:
At 30 September 2003	—	48	583	476	—	1,107

At 30 September 2002	—	—	—	—	—	—

The Company has no tangible fixed assets.

12 Fixed asset investments

	Group Other investments £’000	Company Subsidiary undertakings £’000
Cost and net book value:
At 1 October 2002	215	101,456
Additions	3,158	—

At 30 September 2003	3,373	101,456

CAT has received 588,160 newly issued shares from MorphoSys under the terms of an agreement dated 23 December 2002, in consideration for which MorphoSys received a patent licence from CAT. The net value of these shares, that is, excluding the amount due to The Scripps Research Institute and Stratagene, accounts for the addition to fixed asset investments during the year. The amounts due to The Scripps Research Institute and Stratagene have been included within current asset investments and are payable in three equal tranches over the next two years.

The investment was valued by applying the share price of the MorphoSys shares on the date that CAT became the beneficial owner of the shares, on 26 August 2003.

The market value of this investment at 30 September 2003 was £3,264,000.

Annual Report 2003	55	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

12 Fixed asset investments continued

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

	Country of incorporation and operation	Principal activity	Percentage of ordinary shares held
Cambridge Antibody Technology Limited	England	Research and development	100%
CAT Group Employees’ Trustees Limited	England	Share scheme trust company	100%
Optein Inc. (trading as Aptein Inc.)	USA	Research and development	100%
Tagred Limited	England	Dormant	100%

13 Debtors

	Group 2003 £’000	Group 2002 £’000	Company 2003 £’000	Company 2002 £’000

Due within one year:
Trade debtors	971	12	—	—
Due from subsidiary undertakings	—	—	31,337	90
Other debtors	1,030	3,982	4	18
Prepayments and accrued income(i)	2,525	2,562	840	1,519

	4,526	6,556	32,181	1,627

(i) Includes accrued interest of £840,000 (2002: £1,519,000). 14 Short term investments
	Group 2003 £’000	Group 2002 £’000	Company 2003 £’000	Company 2002 £’000

Liquid resources:
Floating rate notes	25,989	24,998	25,989	24,998
Certificates of deposit	80,000	98,000	80,000	98,000
Term deposits	1,927	3,696	512	2,128

	107,916	126,694	106,501	125,126
Listed investments	431	—	—	—

	108,347	126,694	106,501	125,126

Market value of listed investments	445	—	—	—

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 17.

Cambridge Antibody Technology Group plc	56	Annual Report 2003

15 Creditors

	Group 2003 £‘000	Group 2002 £‘000	Company 2003 £‘000	Company 2002 £‘000
Amounts falling due within one year:
Bank overdraft	1,144	—	—	—
Obligations under finance leases	347	—	—	—
Trade creditors	2,165	3,999	—	—
Amounts owed to subsidiary undertakings	—	—	—	1,194
Taxation and social security	342	304	—	—
Other creditors	426	1,003	—	—
Accruals(i)	3,553	4,710	247	48
Deferred income	4,680	2,547	—	—

	12,657	12,563	247	1,242

(i)	Includes purchase commitments of £680,000 and accrued employee benefits of £1,091,000 (2002: purchase commitments £888,000).

The bank overdraft comprised payments to suppliers and other third parties which were in the course of presentation at the year end.

16 Creditors

	Group 2003 £‘000	Group 2002 £‘000
Amounts falling due after more than one year:
Obligations under finance leases	821	—
Other creditors	287	—
Deferred income	17,044	8,580

	18,152	8,580

Borrowings are repayable as follows –
Bank overdraft:
Due within one year or on demand	1,144	—

Finance leases:
Due within one year	347	—
Due in more than one year but not more than two years	376	—
Due in more than two years but not more than five years	445	—

	1,168	—

Total due within one year or on demand	1,491	—
Total due in more than one year but not more than two years	376	—
Total due in more than two years but not more than five years	445	—

	2,312	—

Annual Report 2003	57	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

17 Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. The Group does not trade in financial instruments or derivatives.

The Group’s liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

•	Investments only in freely negotiable instruments or deposits with specified banks and building societies.

•	For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.

•	For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.

•	For the whole fund, a maturity profile which is tailored to the Group’s expected cash requirements (as investments are generally held to maturity).

•	No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group’s liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee review the return made on the Group’s funds against benchmark market returns quarterly. The majority of the Group’s investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce the Group’s interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group’s functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid £’000	Total £’000
At 30 September 2003
Sterling assets/(liabilities)	23,000	84,920	(1,168)	(1,030)	105,722
United States Dollar assets	—	936	—	—	936
Other assets	—	2	—	—	2

Book value	23,000	85,858	(1,168)	(1,030)	106,660

Fair value	22,958	85,854	(1,168)	(1,030)	106,614

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid £’000	Total £’000
At 30 September 2002
Sterling assets/(liabilities)	11,998	114,699	—	(1,678)	125,019
United States Dollar assets	—	4,755	—	—	4,755
Other assets	—	1	—	—	1

Book value	11,998	119,455	—	(1,678)	129,775

Fair value	12,000	119,563	—	(1,678)	129,885

(i)	Interest rates determined for more than one year.

(ii)	Interest rates determined at least once a year.

Cambridge Antibody Technology Group plc	58	Annual Report 2003

17 Financial instruments continued

The weighted average return on the fixed rate financial assets was 3.6% (2002: 3.1%), which was fixed over a weighted average term of 1.2 years (2002: 1.3 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

The weighted average interest rate on the fixed rate financial liabilities was 14.8% (2002: nil) which was fixed over a weighted average term of 3.8 years (2002: nil).

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures At the year end the Group’s individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2003
Functional currency: Sterling	(467)	—	84	(383)
United States Dollar	—	(4,253)	—	(4,253)

	(467)	(4,253)	84	(4,636)

	USD £‘000	Sterling £‘000	Other £‘000	Total £‘000
At 30 September 2002
Functional currency: Sterling	801	—	(87)	714
United States Dollar	—	(90)	—	(90)

	801	(90)	(87)	624

Transactions in foreign currency monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

18 Called-up share capital and share premium

	2003 £‘000	2002 £‘000
Authorised
50,000,000 (2002: 50,000,000) ordinary shares of 10p each	5,000	5,000

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

	10p ordinary shares Number	Issued share capital £’000	Share premium £’000
Allotted, called-up and fully paid
At 1 October 2002	36,214,349	3,621	202,534
Issued to the Share Incentive Plan	128,217	13	630
Exercise of options	188,447	19	503
In lieu of fees(i)	7,307	1	37
To Genzyme Corporation as part of a subscription agreement in September 2003 (ii) (iii)	1,800,000	180	9,179

At 30 September 2003	38,338,320	3,834	212,883

(i)	All Non-Executive Directors elected to take 25% of their annual fees in shares.

(ii)	Net of expenses.

(iii)	Shares were issued at a price of £5.32 per share, being the average closing mid-market price on 18 September 2003.

Annual Report 2003	59	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

18 Called-up share capital and share premium continued

At 30 September 2003 options had been granted over ordinary shares of the Company as follows:

	Exercise price		Earliest date exercisable	Latest date exercisable	Notes		Number
Old schemes		£1.28	28 April 1998	27 April 2005			25,000
	US$	4.80	19 April 2001	19 April 2006			75,000
		£3.00	4 September 1999	3 September 2006			2,929

CSOP		£5.00	24 March 2000	23 March 2004		(i)	39,670
		£5.00	24 March 2000	23 March 2007		(i)	36,230
		£5.58	2 June 2000	1 June 2004		(i)	3,584
		£5.58	2 June 2000	1 June 2007		(i)	5,376
		£5.00	19 December 2000	18 December 2004		(i)	67,400
		£5.00	19 December 2000	18 December 2007		(i)	37,500
		£5.00	25 June 2001	24 June 2008		(i)	30,000
		£5.00	27 November 2001	26 November 2008		(i)	15,000
		£2.42	27 November 2001	26 November 2005		(i)	117,647
		£2.42	27 November 2001	26 November 2008		(i)	45,252
		£2.10	28 May 2002	27 May 2009		(i)	3,750
		£2.87	3 December 2002	2 December 2006		(ii)	293,221
		£2.87	3 December 2002	2 December 2009		(ii)	62,290
		£23.03	26 May 2003	25 May 2010		(ii)	3,128
		£30.54	1 December 2003	30 November 2007		(ii)	56,209
		£30.54	1 December 2003	30 November 2010		(ii)	18,835
		£25.66	25 May 2004	24 May 2008		(ii)	1,458
		£25.66	25 May 2004	24 May 2011		(ii)	7,640
		£21.62	18 June 2004	17 June 2011		(ii)	3,471
		£17.07	30 November 2004	29 November 2011		(ii)	72,404
		£17.04	4 December 2004	3 December 2011		(ii)	99,579
		£10.83	24 May 2005	23 May 2012		(ii)	77,338
		£10.83	24 May 2005	23 May 2012		(iii)	15,005
CSOP – granted in year and outstanding at 30 September 2003		£5.13	22 November 2005	21 November 2012		(ii)	225,670
		£5.13	22 November 2005	21 November 2012		(iii)	41,887
		£4.60	23 May 2006	22 May 2013		(ii)	207,395
		£4.60	23 May 2006	22 May 2013		(iii)	36,739

Total							1,726,607

(i)	These options were subject to the condition as stated in note (ii) below. This condition had been satisfied as at 30 September 2002.

(ii)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0% and 33%.

Cambridge Antibody Technology Group plc	60	Annual Report 2003

19 Profit and loss account and other reserve

	Group Profit and loss £’000	Group Other reserve £’000	Company Profit and loss £’000
At 1 October 2002	(83,846)	13,456	20,815
Retained (loss)/profit for the year	(39,191)	—	2,363
Foreign exchange translation	606	—	—

At 30 September 2003	(122,431)	13,456	23,178

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

20 Reconciliation of movements in Group shareholders’ funds

	2003 £’000	2002 £’000
Loss for the financial year	(39,191)	(28,207)
Other recognised gains and losses relating to the year	606	325

	(38,585)	(27,882)
New shares issued	10,562	7,597

Net decrease in shareholders’ funds	(28,023)	(20,285)
Opening shareholders’ funds	135,765	156,050

Closing shareholders’ funds	107,742	135,765

21 Reconciliation of operating loss to operating cash flows

	2003 £’000	2002 £’000	2001 £’000
Operating loss	(46,124)	(38,150)	(21,066)
Depreciation charge	2,989	2,617	2,146
Amortisation of intangible assets	1,050	882	373
Loss on disposal of fixed assets	94	—	1
Shares received from MorphoSys	(3,589)	—	—
Shares issued to buy out DRC royalty agreement	—	6,149	—
Increase in debtors	(1,285)	(158)	(515)
Increase/(decrease) in creditors	11,046	1,852	(89)

Net cash outflow from operating activities	(35,819)	(26,808)	(19,150)

Annual Report 2003	61	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

22 Analysis of cash flows

	2003 £’000	2002 £’000	2001 £’000
Returns on investments and servicing of finance:
Interest received	5,095	7,558	8,322
Interest element of finance lease rentals	(46)	—	—

Net cash inflow	5,049	7,558	8,322

Taxation:
Research and development tax credit received	5,785	920	—
Overseas tax paid	(575)	—	—

Net cash inflow	5,210	920	—

Capital expenditure and financial investment:
Purchase of intangible fixed assets	(2,673)	(2,067)	—
Purchase of tangible fixed assets	(5,413)	(7,894)	(3,485)
Proceeds from the sale of tangible fixed assets	4	—	4

Net cash outflow	(8,082)	(9,961)	(3,481)

Management of liquid resources:
Decrease in term deposits	1,769	9,749	10,762
Net sale/(purchase) of securities	17,009	19,785	(10,488)

Net cash inflow	18,778	29,534	274

Financing:
Issue of ordinary share capital	10,562	1,448	15,380
Proceeds from new finance lease commitments	1,389	—	—
Capital elements of finance lease rental payments	(221)	—	—

Net cash inflow	11,730	1,448	15,380

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

Cambridge Antibody Technology Group plc	62	Annual Report 2003

23 Analysis and reconciliation of net funds

	1 October 2002 £’000	Cash flow £’000	Exchange movement £’000	30 September 2003 £’000
Cash at bank and in hand	3,081	(1,990)	(35)	1,056
Overdrafts	—	(1,144)	—	(1,144)

		(3,134)	(35)
Finance leases	—	(1,168)	—	(1,168)
Liquid resources	126,694	(18,778)	—	107,916

Net funds	129,775	(23,080)	(35)	106,660

	2003 £’000	2002 £’000	2001 £’000
(Decrease)/increase in cash in the year	(3,134)	2,691	1,345
Decrease in liquid resources	(18,778)	(29,534)	(274)
Cash inflows from increase in lease financing	(1,168)	—	—

Change in net funds resulting from cash flows	(23,080)	(26,843)	1,071
Exchange movement	(35)	(32)	—

Movement in net funds in year	(23,115)	(26,875)	1,071
Net funds at 1 October 2002	129,775	156,650	155,579

Net funds at 30 September 2003	106,660	129,775	156,650

24 Financial commitments

Capital commitments of the Group were as follows:

	Group 2003 £’000	Group 2002 £’000
Contracted but not provided for	56	515

In the next year the Group has operating lease commitments as follows, categorised by period to expiry.

	Land and buildings 2003 £’000	Other 2003 £000	Land and buildings 2002 £’000	Other 2002 £’000
Expiry date:
– within one year	—	1	—	—
– between two and five years	—	44	—	48
– after five years	1,832	—	1,801	—

The Company had no capital or operating lease commitments.

25 Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2003 were £988,000 (2002: £875,000; 2001: £641,000).

Annual Report 2003	63	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

26 Post balance sheet event

In September 2003, it was announced that Genzyme was to make an equity investment in CAT of £22.9 million through a cash purchase of 4.3 million shares. The purchase was effected in two tranches. The first tranche occurred in September 2003 and consisted of the purchase of 1.8 million shares. The second tranche occurred after the financial year end, in October 2003, and required the approval of CAT shareholders. Shareholder approval was gained at the EGM held in October 2003, and a further 2.5 million shares were issued to Genzyme in October 2003 with a value of £13.3 million.

27 Litigation

In 1998 CAT bought a patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich. MorphoSys brought various actions against CAT in the US seeking a declaration that certain CAT patents were invalid or that MorphoSys was not infringing the patent. Under a settlement agreement dated 23 December 2002 between CAT Limited and MorphoSys the parties agreed to settle all litigation and patent disputes between them.

In 2000, Crucell issued writs against the Medical Research Council (MRC), The Scripps Research Institute (Scripps) and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of this patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with MRC, Scripps and Stratagene, CAT Limited was responsible for the defence of these proceedings. This litigation was settled under a settlement agreement dated 19 December 2002 between CAT Limited and Crucell. As a result of this agreement, all litigation which had been ongoing between CAT Limited and Crucell was withdrawn.

CVC, a former shareholder of CAT Limited, has alleged in US Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. The Group believes that CVC’s claim is groundless. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe that the proceedings have no merit.

CAT has been named, together with numerous other defendants who practice or rely on antibody phage display, as a defendant in a complaint dated 14 August 2003 filed by Dr. George Pieczenik in the US Federal District Court for the Southern District of New York. The complaint, among other allegations, purports to assert claims of patent infringement with respect to a patent issued on 12 August 2003 to Dr. Pieczenik with a request for a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringement. The complaint also purports to assert non-patent related claims. After an initial court conference the Plaintiff has amended his complaint adding certain other defendants. CAT intends to vigorously defend itself. CAT currently believes that the outcome of the litigation will not materially impact the operation of its business.

CAT’s entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott CAT has commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London.

Cambridge Antibody Technology Group plc	64	Annual Report 2003

28 Reconciliation to US GAAP

Summary of significant differences between UK GAAP followed by the Group and US GAAP The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The following is a summary of significant adjustments to net loss and shareholders’ funds required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between UK GAAP and US GAAP. The adjustments required to reconcile these financial statements from UK GAAP to US GAAP, presented throughout this note 28, have not been adjusted to take account of tax effects due to the availability of tax losses.

Reconciliation of net loss from UK GAAP to US GAAP

	Notes		2003 £’000	2002 £’000	2001 £’000
Net loss as reported under UK GAAP			(39,191)	(28,207)	(11,771)
Adjustments for:
Compensation costs under variable plan accounting for stock options	(a	)	(597)	(3,703)	(7,804)
Acquisition of Aptein Inc.	(b	)	(16)	(16)	(16)
Revenue recognition	(c	)	422	422	422
Accounting for National Insurance on share options	(d	)	13	(248)	(194)
Reclassification of share issue expenses	(e	)	—	—	(202)
Profit on sale of Denzyme ApS	(f	)	—	229	—
Termination of DRC royalty agreement	(g	)	—	723	—
Foreign exchange difference	(h	)	(250)	(491)	—

Net loss as reported under US GAAP			(39,619)	(31,291)	(19,565)

Loss per share under US GAAP Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (SFAS) No. 128, ‘Earnings per Share’. Under SFAS No. 128, basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company’s potential dilutive securities (employee options) are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

	2003		2002		2001
Basic and diluted net loss per ordinary share (pence)	108.7	p	87.3	p	55.4	p
Shares used in computing net loss per ordinary share (number)	36,440,993		35,828,446		35,313,260
Antidilutive securities, not included above (number)	289,640		867,316		1,077,800

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Reconciliation of shareholders’ funds from UK GAAP to US GAAP

	Notes		2003 £’000	2002 £’000	2001 £’000
Shareholders’ funds as reported under UK GAAP			107,742	135,765	156,050
Acquisition of Aptein Inc.	(b	)	111	127	143
Revenue recognition	(c	)	(1,953)	(2,375)	(2,797)
Accounting for National Insurance on stock options	(d	)	94	81	329
Unrealised holding gain on available for sale securities	(i	)	106	—	—

Shareholders’ funds as reported under US GAAP			106,100	133,598	153,725

Annual Report 2003	65	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

Reconciliation of movement in shareholders’ equity under US GAAP

	Number of shares	Share capital £’000	Share premium account £’000	Other reserve £’000	Accumulated loss £’000	Total shareholders’ equity £’000
Balance, 30 September 2001	35,455,865	3,546	209,140	13,492	(72,453)	153,725
Shares issued	758,484	75	6,794	5	—	6,874
Compensation costs for stock options	—	—	3,703	—	—	3,703
Foreign exchange translation	—	—	—	—	587	587
Net loss for the year under US GAAP	—	—	—	—	(31,291)	(31,291)

Total comprehensive loss				(30,704)

Balance, 30 September 2002	36,214,349	3,621	219,637	13,497	(103,157)	133,598
Shares issued	2,123,971	213	10,349	—	—	10,562
Compensation costs for stock options	—	—	597	—	—	597
Foreign exchange translation	—	—	—	—	856	856
Unrealised holding gain on available for sale securities	—	—	—	—	106	106
Net loss for the year under US GAAP	—	—	—	—	(39,619)	(39,619)

Total comprehensive loss				(38,657)

Balance, 30 September 2003	38,338,320	3,834	230,583	13,497	(141,814)	106,100

Total accumulated other comprehensive loss at 30 September 2002 was £587,000 (foreign currency translations) and at 30 September 2003 was £962,000 (£856,000 – foreign currency translations; £106,000 unrealised holding gain on available for sale securities).

(a) Compensation costs under variable plan accounting for stock options CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (APB) Opinion 25, ‘Accounting for Stock Issued to Employees’, the Company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest when the target is achieved, based on the difference between the exercise price and market value at that date. The targets were first achieved in the year ended 30 September 2000.

(b) Accounting for the acquisition of Aptein Inc. The Company acquired Aptein Inc. (Aptein) in July 1998 for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with FRS 7 ‘Fair Values in Acquisition Accounting’, the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders’ funds as ‘shares to be issued’. The difference between the initial investment of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price in June 1999, when paid. At this time a corresponding adjustment to the value of the intangible asset was also recognised.

Under US GAAP, APB Opinion 16, ‘Accounting for Business Combinations’, contingent consideration is not recorded until such time as the contingency is resolved. Accordingly, prior to the actual payment of the contingent consideration the recorded value of the intangible asset under US GAAP was lower than under UK GAAP, resulting in a lower amortisation charge. On payment of the contingent consideration, the amortisation charge under US GAAP increased above UK GAAP as a consequence of the higher unamortised cost.

Cambridge Antibody Technology Group plc	66	Annual Report 2003

28 Reconciliation to US GAAP continued

(c) Revenue recognition The nature of the Group’s principal revenue streams and the Group’s accounting policy for revenue recognition under UK GAAP are as detailed in note 1. For US GAAP purposes, the Company has adopted, for all periods, Staff Accounting Bulletin 101 (SAB101), ‘Revenue Recognition in Financial Statements’, which was issued by the Securities and Exchange Commission (SEC) in December 1999.

The treatment of revenues under US GAAP is equivalent to that under UK GAAP except as follows:

Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2003, 2002 and 2001 licence revenues under US GAAP were therefore £422,000 higher.

(d) Accounting for National Insurance on share options Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision has been made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value. The provision at 30 September 2003 was £94,000 and the net charge for the year then ended amounted to £13,000.

Under US GAAP, Emerging Issues Task Force (EITF) Issue 00-16 ‘Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation’, no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

(e) Share issue expense Under the agreement with DRC the Group received an amount of £1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where these equity issues form part of a commercial collaboration. Under UK GAAP amounts paid to DRC as a result of an equity subscription are accounted for as a share issue expense since they are considered to be directly related to the share issue.

Under US GAAP these amounts are not considered to be a share issue cost since DRC is not providing any services in connection with the equity issue. Accordingly, such amounts are charged to the profit and loss account for the year under US GAAP.

(f) Profit on sale of Denzyme ApS Goodwill of £229,000 arose on the purchase of Denzyme ApS in June 1996. In accordance with the UK accounting standard then in force (Statement of Standard Accounting Practice 22) this goodwill was written off to reserves. Under US GAAP the goodwill was expensed in the income statement.

The Company sold Denzyme ApS, a wholly owned subsidiary, in November 2001. Under UK GAAP the calculated profit on disposal takes account of the goodwill previously written off to reserves resulting in a profit on disposal of £2,000. Under US GAAP there is no requirement to write back the goodwill as it has already been charged to the profit and loss account. Therefore under US GAAP the profit on disposal of Denzyme ApS is £231,000.

(g) Termination of DRC royalty agreement Under an agreement with DRC the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002 the Group bought out this obligation to DRC for £6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC.

Under UK GAAP the share price applied to this transaction defined in the contract, was the volume weighted average closing CAT share price over the ten days prior to 30 April 2002, being the date that the Group notified DRC that they intended to terminate the royalty agreement. This resulted in a credit to the share premium account of £6,102,000.

Under US GAAP the share price applied was the fair value of the closing CAT share price on the 30 April 2002, resulting in a credit to the share premium account of £5,379,000.

(h) Foreign currency translation Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

Annual Report 2003	67	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

(i) Short term investments In August 2003, CAT received 588,160 newly issued shares from MorphoSys under the terms of the agreement, dated 23 December 2002. Under UK GAAP the value of the majority of these shares has been classified as a fixed asset investment, the remainder, being the amount due to The Scripps Research Institute and Stratagene, as a current asset investment, at the value of the shares on the date they were received, less any provision for impairment.

Under US GAAP, SFAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, investments are classified as trading, available for sale or held to maturity. Investments accounted for as trading and available for sale are marked to market if there is a readily determinable market value. The unrealised gain or loss on the securities is recorded through income for trading securities and as a component of other comprehensive loss for available for sale securities. Held to maturity securities are recorded at historical cost. Any other than temporary declines in market value are recorded in earnings.

(j) Taxation Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Net deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2003, 2002 and 2001, CAT has approximately £100 million, £79 million and £60 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

No tax effect has been recognised in the reconciliation of net loss from UK GAAP to US GAAP in respect of the differences arising in respect of those items, as the timing differences arising are offset in full by the unrecognised tax losses carried forward.

Consolidated statements of cash flows The consolidated statements of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS 95 ‘Statement of Cash Flows’. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises cash in hand, deposits repayable on demand and bank overdrafts. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents. Under US GAAP management of liquid resources would be included as an investing activity to the extent that such amounts have an original maturity of more than three months and are convertible into known amounts of cash. Under UK GAAP, a finance lease entered into in connection with a sales leaseback is reflected in financing activities. Under US GAAP, the sale is reflected in investing activities whereas the leaseback is not reflected as it is a non-cash activity. Summary statements of cash flow presented under US GAAP using UK GAAP measurement principles are given below:

	2003 £’000	2002 £’000	2001 £’000
Net cash used in operating activities	(24,416)	(18,330)	(10,828)
Net cash provided by/(used in) investing activities	19,576	(5,106)	(21,735)
Net cash provided by financing activities	10,341	1,448	15,380
Effects of exchange rate changes on cash and cash equivalents	(35)	(32)	—

Increase/(decrease) in cash and cash equivalents	5,466	(22,020)	(17,183)
Beginning cash and cash equivalents	68,579	90,599	107,782

Ending cash and cash equivalents	74,045	68,579	90,599

Cambridge Antibody Technology Group plc	68	Annual Report 2003

28 Reconciliation to US GAAP continued

A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is presented below for the years ended 30 September:

	2003 £’000	2002 £’000	2001 £’000
Operating activities:
Net cash used in operating activities under UK GAAP	(35,819)	(26,808)	(19,150)
Returns on investments and servicing of finance	5,049	7,558	8,322
Taxation	5,210	920	—
Increase in bank overdrafts	1,144	—	—

Net cash used in operating activities under US GAAP	(24,416)	(18,330)	(10,828)

Investing activities:
Capital expenditure and financial investment under UK GAAP	(8,082)	(9,961)	(3,481)
Sale of tangible fixed assets	1,389	—	—
Management of liquid resources under UK GAAP	18,778	29,534	274
Cash equivalents with a maturity of less than three months	7,491	(24,679)	(18,528)

Net cash used in investing activities	19,576	(5,106)	(21,735)

Financing activities:
Financing activities under UK GAAP	11,730	1,448	15,380
Proceeds from new finance lease commitments	(1,389)	—	—

Net cash provided by financing activities under US GAAP	10,341	1,448	15,380

Movement in cash:
(Decrease)/increase in cash under UK GAAP	(3,134)	2,691	1,345
Cash equivalents with a maturity of less than three months	7,491	(24,679)	(18,528)
Effects of exchange rate changes on cash and cash equivalents	(35)	(32)	—
Increase in bank overdrafts	1,144	—	—

	5,466	(22,020)	(17,183)

Accounting for share-based compensation As permitted under SFAS 123, ‘Accounting for Stock-Based Compensation’, in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion 25, ‘Accounting for Stock Issued to Employees’. Accordingly, for the years ended 30 September 2003, 2002 and 2001, compensation expenses of £597,000, £3,703,000 and £7,804,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company’s charge to income for the years ended 30 September 2003, 2002 and 2001 would have been £2,326,000, £1,523,000 and £1,064,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

	2003 £’000		2002 £’000		2001 £’000
Net loss, as reported	(39,619)		(31,291)		(19,565)
Add: Stock-based employee compensation expense included in reported net loss	597		3,703		7,804
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(2,326)		(1,523)		(1,064)

Pro forma net loss	(41,348)		(29,111)		(12,825)

Loss per share
Basic – as reported	108.7	p	87.3	p	55.4	p
Basic – pro forma	113.5	p	81.3	p	36.3	p

Annual Report 2003	69	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:

Year ending	Dividend yield	Annual standard deviation (volatility)	Risk-free interest rate	Expected life Years
30 September 2003	0%	65%	4.2%	5.5
30 September 2002	0%	65%	4.9%	5.5
30 September 2001	0%	75%	5.3%	5.5

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to ‘WAEP’, Weighted Average Fair Value to ‘WAFV’ and Weighted Average Remaining Contractual Life to ‘WARCL’.

The movement in options outstanding during the three years ended 30 September 2003, 2002 and 2001, is summarised in the following table:

	2003		2002		2001
	Number	WAEP £	Number	WAEP £	Number	WAEP £
Outstanding at 1 October	1,501,807	6.97	1,517,978	4.92	1,796,647	3.34
Granted during the year	522,762	4.88	283,121	14.96	95,881	29.71
Exercised during the year	(188,447)	2.77	(255,634)	3.07	(362,673)	3.74
Forfeited during the year	(35,360)	8.43	(43,658)	10.57	(11,877)	2.61
Expired during the year	(74,155)	2.87	—	—	—	—

Outstanding at 30 September	1,726,607	6.94	1,501,807	6.97	1,517,978	4.92

Exercisable at 30 September	862,977	3.42	663,657	3.51	663,539	3.69

The following table summarises the value of options granted during the years ending 30 September 2003, 2002 and 2001.

	2003		2002		2001
Exercise price relative to market price	WAFV £	WAEP £	WAFV £	WAEP £	WAFV £	WAEP £
Equals	—	—	—	—	—	—
Exceeds	—	—	10.28	17.05	17.12	25.66
Is less than	3.10	4.88	7.42	10.83	21.34	30.18

Total	3.10	4.88	9.32	14.96	20.91	29.71

The following tables summarise information about the stock options outstanding at 30 September 2003, 2002 and 2001.

	Outstanding as at 30 September 2003			Exercisable as at 30 September 2003
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	547,160	2.66	3.41	547,160	2.66
3 – 4.99	322,063	4.25	7.93	77,929	3.16
5 – 9.99	502,317	5.08	6.12	234,760	5.02
10 – 19.99	264,326	14.88	8.34	—	—
20 – 31	90,741	29.45	5.32	3,128	23.03

Total	1,726,607	6.94	5.90	862,977	3.42

Cambridge Antibody Technology Group plc	70	Annual Report 2003

28 Reconciliation to US GAAP continued

	Outstanding as at 30 September 2002			Exercisable as at 30 September 2002
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	699,450	2.66	4.32	224,718	2.20
3 – 4.99	189,179	3.06	3.78	189,179	3.06
5 – 9.99	249,760	5.02	3.79	249,760	5.02
10 – 19.99	269,883	14.88	9.34	—	—
20 – 31	93,535	29.46	6.33	—	—

Total	1,501,807	6.97	5.19	663,657	3.51

	Outstanding as at 30 September 2001			Exercisable as at 30 September 2001
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	766,149	2.63	5.26	45,350	1.28
3 – 4.99	374,924	3.03	4.21	357,929	3.03
5 – 10	277,760	5.02	4.84	260,260	5.02
21 – 31	99,145	29.49	7.29	—	—

Total	1,517,978	4.92	3.95	663,539	3.69

Deferred tax A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30%) to loss before taxation, using UK GAAP measurement principles, is as follows:

	2003 £’000	2002 £’000	2001 £’000
Income tax expense computed at statutory income tax rate	(12,530)	(9,529)	(3,531)
Permanent differences	(438)	(1,041)	(1,205)
Research and development tax credit claimed	(3,148)	(3,557)	—
Prior year adjustment to UK losses brought forward	6,056	—	—
Prior year adjustment to US losses brought forward	1,556	—	—
Change in valuation allowance	5,356	10,570	4,736

Credit for income taxes	(3,148)	(3,557)	—

Under UK GAAP, withholding taxes are included within the corporation tax charge for the year. Under USGAAP, the withholding tax is reclassified and presented as a component of general and administrative expenses.

Annual Report 2003	71	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

Net deferred taxes are analysed as follows:

	2003 £’000	2002 £’000	2001 £’000
Deferred tax assets:
Losses carried forward	30,154	23,658	18,126
Excess of tax value over book value of fixed assets	—	—	335
Other short term timing differences	—	58	—

	30,154	23,716	18,461
Valuation allowance	(27,800)	(22,444)	(18,461)

Net deferred tax asset	2,354	1,272	—
Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(2,354)	(1,272)	—

Net deferred taxes	—	—	—

As discussed in Note 8, the Group recorded a research and development tax credit in the current year. This credit resulted in a surrender of certain losses for which a valuation allowance was recorded in the prior year. The change in valuation allowance above includes the establishment of the valuation allowance for the current year and the decrease in the valuation allowance resulting from the surrender of prior year losses.

As at 30 September 2003 the Group had approximately £100 million of tax losses available to carry forward indefinitely against future trading profits.

Aptein, the Group’s only overseas subsidiary, has no distributable earnings and therefore no provision has been made for the deferred tax liability in respect of earnings to be distributed from Aptein to the United Kingdom.

There are no deferred taxes recorded in the current year as there are net operating losses that fully offset the deferred tax liability.

Recently issued accounting pronouncements On 1 October 2002, CAT adopted Financial Accounting Standards Board (FASB) Statement No. 142, ‘Goodwill and Other Intangible Assets’ (SFAS 142). The statement directs that goodwill and intangible assets that have indefinite lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. The adoption of this statement did not have any impact on CAT’s consolidated financial position or results of operations.

On 1 October 2002, CAT adopted FASB Statement No. 143, ‘Accounting for Asset Retirement Obligations’, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of this statement did not have an impact on CAT’s consolidated financial position or results of operations.

On 1 October 2002, CAT adopted FASB Statement No. 145, ‘Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections’ (SFAS 145). SFAS 145 requires that gains and losses from the extinguishment of debt will no longer be classified as extraordinary unless they meet the criteria for extraordinary treatment as set out in Accounting Principles Board Opinion No. 30. The adoption of this statement did not have an impact on CAT’s consolidated financial position or results of operations.

On 1 January 2003, CAT adopted FASB Statement No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’, which requires companies to recognise a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of commitment to an exit plan or disposal plan. The adoption of this statement did not have any impact on CAT’s consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS 148, ‘Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to FASB Statement No. 123’ (SFAS 148). SFAS 148 provides alternative transaction methods for companies that make a voluntary change to the fair-valued based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. CAT has adopted the disclosure provisions of SFAS 148 and decided to continue to account for stock options under APB 25 and, as a result, adoption of this standard did not have any impact on its consolidated financial position or results of operations.

Cambridge Antibody Technology Group plc	72	Annual Report 2003

28 Reconciliation to US GAAP continued

In April 2003 the FASB issued Statement No. 149, ‘Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities’ (SFAS 149). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. The adoption of this Statement did not have any impact on CAT’s results of operations and financial position.

In May 2003 the FASB issued SFAS No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (SFAS 150). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 became effective for financial instruments entered into or modified after 31 May 2003, and otherwise became effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS 150 did not have any impact on the results of operations and financial position of CAT.

In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangement with Multiple Deliverables (EITF 00-21). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has value to the customer on stand alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item and (c) if the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting. CAT has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The Task Force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after 15 June 2003, with early adoption permitted. CAT is still evaluating the impact of this EITF on its financial statements. This EITF will be effective for the Company for revenue arrangements entered into after 1 October 2003.

In November 2002, the FASB issued Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ (FIN 45). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002 and therefore, CAT has adopted these requirements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after 31 December 2002. The adoption of this Statement did not have an impact on CAT’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, ‘Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51’, (FIN 46). FIN 46 requires an enterprise to consolidate a variable interest entity (previously known as a special purpose entity) if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. This interpretation applies immediately to variable interest entities created or obtained after 31 January 2003. For those variable interest entities created or obtained prior to that date, the interpretation required adoption in the third quarter of 2003. On 9 October 2003, the FASB issued FSP FIN 46-6, ‘Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities’. This FSP provides a deferral for interests held by public entities in a variable interest entity or potential variable interest entity until the end of the first interim or annual period ending after 15 December 2003, if certain conditions apply. However, early application of FIN 46 is encouraged. CAT does not expect that the adoption of FIN 46 will have any impact on its consolidated financial position or results of operations.

Annual Report 2003	73	Cambridge Antibody Technology Group plc

Five year summary

Our audited historical consolidated financial statements are presented in British pounds sterling and are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP to US GAAP, as well as a summary of principal differences between UK GAAP and US GAAP applicable to us, are presented in note 28 to our audited historical consolidated financial statements included elsewhere in this Annual Report.

The following summary financial data should be read in conjunction with ‘Operating and Financial Review and Prospects’ and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended 30 September 2003, 2002, 2001, 2000 and 1999, and the consolidated balance sheet data at 30 September 2003, 2002, 2001, 2000 and 1999 have been derived from our audited historical consolidated financial statements, but do not, however, constitute our statutory accounts within the meaning of Section 240 of the Companies Act 1985 in the United Kingdom.

Income statement	2003 £’000	2002 £’000	2001 £’000	2000 £’000	1999 £’000
UK GAAP
Turnover	8,743	9,471	7,121	7,018	2,165
Gross profit	8,053	9,391	6,770	6,637	2,084
Research and development expenses	44,981	31,307	21,393	15,728	13,574
General and administration expenses(i)	9,196	16,234	6,443	4,842	2,684
Operating loss	(46,124)	(38,150)	(21,066)	(13,933)	(14,174)
Net loss on ordinary activities before taxation	(41,764)	(31,764)	(11,771)	(8,289)	(12,364)
Taxation on loss on ordinary activities	2,573	3,557	—	—	(1)
Net loss	(39,191)	(28,207)	(11,771)	(8,289)	(12,365)
Net loss per share (basic and diluted)(ii) (pence)	(107.5p )	(78.7p )	(33.3p )	(27.5p )	(50.9p )

US GAAP
Turnover	9,165	9,893	7,543	7,129	2,165
Operating loss	(46,552)	(41,234)	(28,860)	(22,775)	(14,022)
Net loss	(39,619)	(31,291)	(19,565)	(17,131)	(12,213)
Basic and diluted net loss per share	(108.7p )	(87.3p )	(55.4p )	(56.8p )	(50.2p )

Balance sheet
UK GAAP
Cash and investments in liquid resources	108,972	129,775	156,813	156,528	23,622
Total assets	138,551	156,908	172,470	169,436	35,175
Current liabilities	(12,657)	(12,563)	(8,335)	(9,627)	(3,929)
Long term liabilities	(18,152)	(8,580)	(8,085)	(7,369)	(2,812)
Net assets	107,742	135,765	156,050	152,440	28,434
Shareholders’ funds – all equity	107,742	135,765	156,050	152,440	28,434
Number of ordinary shares outstanding	38,338,320	36,214,349	35,455,865	34,770,438	25,281,365

US GAAP
Cash and investments in liquid resources	108,972	129,775	156,813	156,528	23,622
Total assets	138,768	157,035	172,613	169,595	35,350
Current liabilities	(12,985)	(12,904)	(8,428)	(9,294)	(3,929)
Long term liabilities	(19,683)	(10,533)	(10,460)	(8,947)	(2,812)
Net assets	106,100	133,598	153,725	151,354	28,609
Shareholders’ funds – all equity	106,100	133,598	153,725	151,354	28,609

(i)	General and administration expenses for the year ended 30 September 2002 included £7,913,000 of costs incurred in the year relating to two transactions entered into with DRC during the year (comparative periods: none).

(ii)	Under UK GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

Cambridge Antibody Technology Group plc	74	Annual Report 2003

Shareholder information

The share price is obtainable from the following:

Financial Times, The Independent, Cambridge Evening News,

The Yorkshire Post, The Scotsman, The Herald.

London Stock Exchange

mnemonic CAT

NASDAQ

mnemonic CATG

Announcements

First quarter – mid February

Interim – mid May

Third quarter – early September

Final – late November

Shareholders

There are approximately 2,300 registered shareholders.

Company Secretary and registered office

Diane Mellett LLB JD

Cambridge Antibody Technology Group plc

Milstein Building

Granta Park

Cambridge CB1 6GH, UK

Registered number 3234033

Registrars

Computershare Investor Services PLC

PO Box 82

The Pavilions

Bridgwater Road

Bristol BS99 7NH, UK

Tel 0870 702 0000

US Depositary

The Bank of New York

101 Barclay Street

New York, NY10286, US

Brokers

Cazenove & Co. Ltd

20 Moorgate

London EC2R 6DA, UK

Auditors

Deloitte & Touche LLP

Cambridge UK

Bankers

Barclays Bank Plc

Corporate Banking

PO Box 885

Cambridge CB4 9DE, UK

Annual Report 2003	75	Cambridge Antibody Technology Group plc

Investor relations

Information on CAT is available online via the internet at www.cambridgeantibody.com

Security analysts and investment professionals should direct their enquiries in the first instance to:

UK/Europe

Corporate Communications

Cambridge Antibody Technology Group plc

Milstein Building

Granta Park

Cambridge CB1 6GH, UK

investor.relations@cambridgeantibody.com

US

The Trout Group LLC

740 Broadway, Suite 903

New York, NY10003, US

PFIC Annual Information Statement Cambridge Antibody Technology Group plc

The following information applies to United States shareholders only. For the year ended 30 September 2003, we believe that the Company was a Passive Foreign Investment Corporation (PFIC) as defined by Section 1297 of the United States Code. This conclusion is a factual determination that is made annually and therefore may be subject to change in the future. We therefore provide the following information.

Fiscal year ended 30 September 2003.

1 This information is being provided pursuant to Section 1.1295-1T of the United States Treasury Regulations.

2 This PFIC Annual Information Statement applies to the financial year of the Company beginning 1 October 2002 and ending 30 September 2003.

3 The Company had negative ordinary earnings and no net capital gain for the taxable year indicated above.

4 During the year no actual or deemed distributions were made.

5 The Company has given the information set forth in paragraphs 1-4 above to enable the shareholder to establish that the Company’s ordinary earnings and net capital gain are computed in accordance with US income tax principles and to determine the shareholders’ pro rata share thereof.

Trademarks

Trabio is a trademark of Cambridge Antibody Technology Ltd.

HUMIRA is a trademark of Abbott Laboratories, Inc.

LymphoStat-B and ABthrax are trademarks of Human Genome Sciences, Inc.

Cambridge Antibody Technology Group plc	76	Annual Report 2003

Glossary

Please use this glossary of terms to give you a better understanding of our business.

ADR American Depositary Receipt. A negotiable US certificate representing ownership of shares in a non-US corporation. ADRs are quoted and traded in US dollars on US securities markets. CAT’s ADRs are quoted on the NASDAQ National Market and one CAT ADR represents one ordinary share in CAT.

Allergen challenge Administration of, or exposure to, substances suspected of causing allergic reactions to an individual. The substances can be native allergen or even synthetic mimics of allergen, and can be administered to skin, lungs, eyes or nose. The purpose of allergen challenge is usually to establish a diagnosis.

Allergic conjunctivitis Inflammation of the white of the eye caused by exposure to substances to which an individual might be allergic.

Allergic disease/disorder Condition caused by an overreaction of the immune system to foreign substances which are usually considered to be harmless.

Allergic rhinitis Inflammation of the nose caused by an allergy – also known as hayfever.

Antibody A protein produced by B-lymphocytes (white blood cells) of the immune system, which specifically recognises a target molecule known as an antigen.

Antigen A foreign or toxic molecule recognised by an antibody.

Apoptosis Programmed cell death.

Autoimmune disease/disorder Condition which arises when the human immune system mistakenly recognises the body’s own tissue as foreign and attacks it.

Asthma A condition in which individuals suffer from widespread narrowing of the bronchial airways, which changes in severity over short periods of time (either spontaneously or under treatment) and leads to cough, wheezing and difficulty in breathing.

B-Lymphocyte Stimulator (BLyS) A protein which stimulates B-Lymphocytes to produce antibodies.

Chimaeric antibodies Antibodies composed of a mixture of antibody fragments from different species.

Chronic plaque psoriasis The most common form of psoriasis. The plaques, which occur all over the body, vary in size and are red with a scaly surface.

Crohn’s disease A chronic inflammatory disorder of the bowels.

Cytokines Small protein molecules that are released by cells which affect the behaviour of other cells and regulate biological processes.

Efficacy The measure of the effectiveness of a drug in treating a particular condition.

Eosinophil A type of white blood cell, containing eosinophilic granules, which are particularly involved in allergic disorders.

Eotaxin A protein that attracts eosinophils into tissues, where they degranulate and cause tissue damage.

Glaucoma A group of eye conditions in which the optic nerve is permanently damaged at the point where it leaves the eye, resulting in significant loss of vision or blindness. The major cause of the damage is thought to be raised pressure inside the eye.

Idiopathic pulmonary fibrosis (IPF) A lethal form of diffuse lung disorder of unknown origin. Patients typically complain of shortness of breath and cough. Symptoms are restricted to the lungs and progress to result in death in 2-4 years in most cases.

IL13 A T-lymphocyte-derived cytokine that appears to play a role in regulating inflammatory and immune responses and has anti-inflammatory activity.

Immunosuppressive A drug that reduces the body’s resistance to infection and other foreign bodies by suppressing the immune system.

In Vitro (Latin) Describing biological phenomena that are made to occur outside the living body – traditionally in a test tube.

Lymphocyte A type of white blood cell. A sub-class known as B-lymphocytes produce antibodies.

Mast cells Tissue based cells important in allergic and inflammatory reactions.

Microarray A flat, solid support with a large number of ordered, densely packed molecules, usually protein or DNA, arranged on its surface.

Monoclonal antibody An antibody derived from clones of a single cell; all molecules have identical antigen binding sites.

Multiple myeloma A type of cancer where widely-located plasma cells in bone marrow and other bone tissue become cancerous growths at multiple locations and cause bone fractures and pain.

Multiple sclerosis A disorder of the central nervous system.

Nasal patency The openness of airways in the nose.

Non-immunogenicity The converse of immunogenicity (the property which enables a substance to provoke an immune response).

Pan specific human anti-TGFß monoclonal antibody An antibody specific for more than one isoform of TGFß.

Phage Abbreviation for bacteriophage, a filamentous virus that infects bacteria.

Pharmacokinetics The study of the time course of a drug in the body following administration.

Pharmacology The study of how drugs affect a living organism or cell.

Phase I clinical trial Study conducted in healthy subjects to determine the biological effects of a drug, especially safety, tolerability and pharmacokinetics.

Phase I/II clinical trial Early study in patients with the disease for which the product candidate is being developed to determine safety and preliminary efficacy.

Phase II clinical trial Studies in a limited number of patients to determine the preliminary efficacy of a drug to provide proof of principle as well as in some cases evaluate drug doses and to establish drug doses for use in a Phase III clinical trial.

Phase II/III clinical trial Trial in patients that investigates or establishes the efficacy of a drug.

Phase III clinical trial Trials with larger patient numbers to confirm a drug’s efficacy and safety, prior to filing for market approval.

Psoriatic arthritis Arthritis associated with psoriasis (a chronic skin disease in which scaly pink patches form on the elbows, knees, scalp and elsewhere), and often affecting small joints.

Ribosome A particle that synthesises proteins inside cells.

Rheumatoid arthritis (RA) A condition characterised by chronic inflammation and gradual destruction of the joints.

Scleroderma (diffuse systemic sclerosis) Disorders in which the skin becomes hardened, especially in the face and hands. Often associated with similar disease affecting internal organs.

Systemic lupus erythematosus (SLE) A chronic autoimmune connective tissue disease affecting the skin (characteristic butterfly rash), the joints, the kidneys, brain and other organs.

Target Target molecule for therapeutic intervention e.g. surface of a diseased cell.

TGFß Transforming growth factor beta (TGFß) is a family of multifunctional biological molecules, excess production of which is associated with fibrosis and scarring.

TGFß1 The form specific of TGFß that is strongly linked to fibrosis and scarring of the skin as well as most internal organs.

TGFß2 The form specific of TGFß that is strongly associated with scarring in and around the eye.

TNFa Tumour necrosis factor alpha belongs to the cytokine family of biological molecules. It is responsible for increasing tissue damage in inflammatory disorders such as rheumatoid arthritis.

Topical medication (topically applied) Medication applied to the surface (as opposed to injection beneath the surface).

Trabeculectomy The commonest type of surgical operation performed on patients with glaucoma to lower intraocular pressure.

TRAIL Receptor-1 (TRAIL-R1)/TRAIL Receptor-2 (TRAIL-R2) Proteins expressed on the surface of a number of cancer cells which, when triggered, induce apoptosis.

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Cambridge Antibody Technology Group plc

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Telephone: +44 (0) 1223 471 471 • Fax: +44 (0) 1223 471 472

E-mail: info@cambridgeantibody.com

Web site: www.cambridgeantibody.com

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